UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549

                    FORM 10-SB

    GENERAL FORM FOR REGISTRATION OF SECURITIES
             OF SMALL BUSINESS ISSUERS

   Under Section 12(b) or (g) of the Securities
               Exchange Act of 1934


                Peru Partners Ltd.
  (Name of small business issuer in its charter)

                      Nevada
                    76-0616472

          (State or other jurisdiction of
                 (I.R.S. Employer
          incorporation or organization)
                Identification No.)


           1600 Beach Avenue, Suite 707L
        Vancouver, British Columbia, Canada V6G 1Y6
   (Address of Principal Executive Offices) (Zip Code)

    Issuer's telephone number    (604) 684-7024

Securities to be registered under Section 12(b) of
                     the Act:

Title of each class Name of each exchange on which each class is to be registered

                  Not Applicable

Securities to be registered under Section 12(g) of
                     the Act:

                   Common Stock
                 (Title of class)










                      PART I

Item 1.             Description of Business

General

The Company was incorporated under the laws of the State of Nevada on August 19, 1999, and is in the early developmental and promotional stages. To date, the Company's only activities have been organizational, directed at acquiring its principal asset, raising initial capital and developing its business plan. We have not commenced commercial operations. We have no full time employees and own no real estate.

On August 21, 1999 Peru Partners Ltd. received from David R. Mortenson & Associates, a Texas
General Partnership, the rights to distribute and produce, in the State of Massachusetts an oxygen enriched water product for the remediation of sewage and waste water, whether in septic tanks or waste water treatment facilities, exclusive of remediation of petroleum-based hydrocarbon contamination. These production and distribution rights were received from Mortenson in exchange for 2,000,000 shares of common stock. Mortenson acquired these rights from the inventors of the product, N.W. Technologies, under a distribution agreement. Several months later the contract granting David R. Mortenson & Associates rights to the technology was withdrawn. Mortenson sued N.W.
Technologies in Harris County Court, Houston
Texas.

To compensate for the possibility that we could lose our principal asset and the obvious delay that this dispute and court action has caused, David R. Mortenson & Associates has agreed to suspend all financial requirements that are due or will be due in the future until the dispute with NW is resolved. They have also agreed to grant an alternative license to PERU PARTNERS LTD. for the distribution of vitamin and herbal supplements in New York State described as New York State line south of highway 287 excluding the five boroughs of New York City. This license will enable us to create a business plan and start the process of getting into business.

The License

We have a three-year license to market and sell vitamins, minerals, nutritional supplements, and other health and fitness products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers. All of these individuals and organizations will order their products via the Internet for sale to their clients. The license will be automatically renewed unless Peru Partners or VitaMineralHerb.com gives the other notice of its intent not to renew.

As a licensee of VitaMineralHerb.com, we eliminate the need to develop products, store inventory, build and maintain a website, establish banking liaisons, and develop a fulfillment system, thereby enabling us to focus strictly on marketing and sales. We plan to target health and fitness professionals in New York State who wish to offer health and fitness products to their customers.



                         1

Peru Partners (and our customers) will have access to all products offered on the VitaMineralHerb.com website, as well as the ability to order custom-formulated and custom-labeled products.
VitaMineralHerb.com sets the price for products based on the manufacturer's price, plus a markup which provides a 10% commission to VitaMineralHerb.com and a profit for Peru
Partners.

Three different labeling options are available to customers:

  -    products may be ordered with the
     manufacturer's standard label with no
     customization.
-     the fitness or health professional may
customize the labels by adding its name, address, and phone number to the standard label. In most cases, these labels would be a standardized label with product information and a place on the label for the wording "Distributed by." This gives these health and fitness professionals a competitive edge.
- labels may be completely customized for the health or fitness professional.

  When a fitness or health professional becomes a client, our salesperson will show the client how to access the Vitamineralherb website. The client is assigned an identification number that identifies it by territory, salesperson, and business name, address, and other pertinent information. The health or fitness professional may then order the products it desires directly through the Vitamineralherb.com website, paying for the purchase with a credit card, electronic check ("e-check"), or debit card. All products will be shipped by the manufacturer directly to the professional or their clients.

Our company is not obliged to purchase and maintain a large inventory, an order desk or shipping department. This method of doing business, which only a short time ago would be unthinkable, is now a preferred way of shopping
(whether wholesale or retail) for a large segment of the population of North America.

The website is maintained by Vitamineralherb.com, and each licensee pays an annual website maintenance fee of $500. All financial transactions are handled by Vitamineralherb.com's
Internet clearing bank. The Vitamineralherb webmaster downloads e-mail orders several times a day, checks with clearing bank for payment and then submits the product order and electronic payment to International Formulation and
Manufacturing. Vitamineralherb.com then forwards the money due Peru Partners Ltd. via electronic funds transfer,

Vitamineralherb.com's software tracks all sales through the customer's identification number, and at month end, e-mails to our company a detailed report including sales commissions.
Vitamineralherb has indicated that it will use e-commerce advertising such as banner ads on major servers and websites, as well as trying to insure that all major search engines pick
Vitamineralherb.com first. Sales originating from the website to customers located in New York State line South of highway 287 excluding the five boroughs of New York City will automatically be assigned to Peru Partners Ltd.

The Territory

Peru Partners' territory is located in New York
State line South of highway 287 excluding the five boroughs of New York City. It is one of the most densely populated areas in the US.

                         2

Background on the Manufacturer and Distributor

  On June 9, 1999, Vitamineralherb.com entered into a manufacturing agreement with International
Formulation and Manufacturing, Inc., a
nutraceuticals  manufacturing firm,
located in San Diego, California, USA.
International Formulation and Manufacturing is a contract manufacturer of vitamin, mineral, nutritional supplement, and alternative health products for various marketing organizations;
International Formulation and Manufacturing does no retail marketing.

In addition to a line of standard products, International Formulation and Manufacturing is able to manufacture custom blended products for customers. International Formulation and
Manufacturing also has the capability to supply privately labeled products for our customers at a minimal added cost. VitaMineralHerb.com has just begun developing its vitamin marketing and distributorship business.


Implementation of Business Plan

  Our current business plan involves first determining the feasibility of selling
Vitamineralherb.com products to targeted markets.
Should we determine that our business plan is feasible, we intend to employ salespeople to call on medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness professionals, school and other fund raising programs and other similar types of customers to interest these professionals in selling to their clients high-quality, low-cost vitamins, minerals, nutritional supplements and other health and fitness products. These professionals would sell the products to their clients via the Internet.

Milestones:

Confirmation of market

Management of Peru Partners has already begun to implement the first stage of the business plan. We intend to retain Mr. Edward Best of dealbuzz.com to do a marketing survey of the New York State territory. Mr. Best recently completed a sampling of 200 potential clients in the boroughs of Brooklyn, Queens and the Bronx, New York City considered by many to be one of the hardest and most competitive markets in the world. The results were very encouraging. 38% of the 200 potential customers contacted responded positively. Mr. Best estimates that it will take some 30 days to complete his sampling of our market. Our cost will be $1,500.

Establishment of an office.

One administration office is planned for our territory. Sales people would have offices in their own homes. The one office that we would establish would act as a coordinating and business office, looking after sales support, book-keeping and payroll. We estimate that office space will cost in the neighborhood of $16 per square foot including taxes and insurance. We estimate that we will require about 1,000 square feet initially.

                         3

Recruiting of sales people.

In order to keep expenses to a minimum, we initially plan to only hire three sales people to cover our territory, which is very densely populated. Potential clients will be pre-qualified by telephone and then paid a sales call. Sales people will be provided with a basic draw against commissions of $1,000 per month. We estimate that it will cost us $3,000 to recruit sales people

Advertising.

We envision advertising of our products and services as a very low-keyed approach. We believe that direct mail is the best and most cost effective method of reaching our potential clients. Due to the fact that we are targeting a fairly narrow segment of the population as potential retailers, a well-designed mail piece and cover letter with follow up by telephone should be adequate to introduce us to our potential clients. Design and production of a mailing piece is estimate at $7,000.

Generation of Revenues.

Management of Peru Partners believes that a planned, slow-but-steady growth pattern will serve the organization in the best fashion. By keeping costs low and concentrating first on the major centers, we believe that we can generate revenues in a fairly short time. Initial orders will provide a comparatively large purchase by the retailer. After that the distributors will order products they require it. We believe that the initial surge of orders will provide enough cash flow to keep us from using our working capital too rapidly and that we will be able to reach a break-even point or a small profit position before our capital is used up.

Growth of the Internet and electronic commerce.

The Internet has become an increasingly
significant medium for communication, information and commerce. According to NUA Internet Surveys, as of February 2000, there were approximately
275.5 million Internet users worldwide. At the IDC
Internet Executive Forum held on September 28-29,
1999, IDC stated that in 1999 US $109 billion in purchases involved the Internet. IDC's vice president, Sean Kaldor, indicated that figure is expected to increase more than ten-fold over the next five years to US $1.3 trillion in 2003, with $842 million completed directly over the world-wide web. We believe that this dramatic growth presents significant opportunities for online retailers.

We have assembled some of the available data regarding Internet commerce that will be a portion of the information that is to be digested in order to complete our study as to feasibility.

Web Commerce:       1996 $2.6 billion
                    2000 $220 billion

Web Users:          1996 28 million
                    2000 175 million
(Source: Ziff Davis)


                         4
Nearly one trillion will be spent on Information
Technology in 2000, representing about 60 percent of all capital spending compared to just 10% of all capital spending in 1980.
(Source: NUA)

Nearly half of US Internet users have purchased a product or service online.
(Source: A.C. Nielsen - May 11, 2,000)

Consumers who have used the Internet since 1995 spend an average of $388 per transaction while those who have been online for a year only spend an average of $187 per transaction. The equivalent figure for those who have been using the Internet since 1997 is $298
(Source: National Association of Business
Economics)

An estimated 120 million Internet users, or 40 percent of the total number online, have already made an online purchase, according to a study from the Angus Reid Group. Over 50% of all online transactions were made in the USA. US users made an average of 7 purchases in the three months before the survey, spending an average of $828.
The worldwide average spent by an individual in the same period was less than $500.

75% of online shoppers in the US and Canada pay for e-commerce purchases by credit card. Direct bank drafts, bank transfers and cash on delivery are the other most favored payment methods. 93% of Internet suppers around the world said they were somewhat satisfied or extremely satisfied with their online shopping experience.
(Source: Angus Reid Group)

Internet advertising revenue more than doubled in 1999, coming to a year-end total of $4.62 billion.
(Source: Internet Advertising Bureau [IAB]

As of March 2000 there were a world-wide total of 304,360,000 Internet connections. The breakdown is as follows:

     Africa                  2,589,000
     Asia/Pacific           68,900,000
     Europe                 83,350,000
     Middle East             1,900,000
     USA & Canada           10,740,000
(Source: Various; Methodology - Compiled by: NUA
Internet Surveys)

Financial results from the first quarter of this year show that while Amazon nearly doubled its revenue, it sustained bigger losses than during the same period last year. Despite this, sales were up 95 percent from USD294 million in 1999 to USD574 million in 2000.
(Source: Reuters)

Global e-commerce will be worth 7.0 trillion dollars by 2004, 50% of global sales will come from the US.
(Source: Forrester)


                         5

The vitamin, supplement, mineral and alternative health product market.

In recent years, a growing awareness of vitamins, herbs, and other dietary supplements by the general public has created a whole new segment in the field of medicine and healthcare products.
According to Jupiter Communications, online sales of such products are expected to be US $434 million in the year 2003, up from $1 million in 1998. We believe that several factors are driving this growth, including a rapidly growing segment of the population that is concerned with aging and disease, a growing interest in preventative health care, favorable consumer attitudes toward alternative health products and a favorable regulatory statue, the Dietary Supplement Health and Education Act of 1994.

The electronic commerce industry is new, rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are minimal and current and new competitors can launch sites at a relatively low cost. In addition, the vitamin, supplement, mineral and alternative health product market is very competitive and highly fragmented, with no clear dominant leader and increasing public and commercial attention.

Our competitors can be divided into several groups including:

  - traditional vitamins, supplements, minerals and alternative health products retailers;

  - the online retail initiatives of several traditional vitamins, supplements, minerals and alternative health products retailers;

  - online retailers of pharmaceutical and other health-related products that also carry vitamins, supplements, minerals and alternative health products;

  - independent online retailers specializing in vitamins, supplements, minerals and alternative health products;

  - mail-order and catalog retailers of vitamins, supplements, minerals and alternative health products, some of which have already developed online retail outlets; and

  - direct sales organizations, retail drugstore chains, health food store merchants, mass market retail chains and various manufacturers of alternative health products.

Many of our potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. In addition, an online retailer may be acquired by, receive investments from, or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the Internet and other electronic services increases.


                         6

Competitors have and may continue to adopt aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than our company does. Increased competition may result in reduced operating margins and loss of market share.

We believe that the principal competitive factors in our market are:

  -    ability to attract and retain customers;

  -    breadth of product selection;

  -    product pricing;

  -    ability to customize products and labeling;

  -    quality and responsiveness of customer
     service.

The company believes that it can compete favorably on these factors. However, we will have no control over how successful our competitors are in addressing these factors. In addition, with little difficulty, our online competitors can duplicate many of the products or services offered on the Vitamineralherb.com site.

We believe that traditional retailers of vitamins, supplements, minerals and other alternative health products face several challenges in succeeding:

  -    Lack of convenience and personalized service.
     Traditional retailers have limited store hours and locations. Traditional retailers are also unable to provide consumers with product advice tailored to their particular situation.

  - Limited product assortment. The capital and real estate intensive nature of store-based retailers limit the product selection that can be economically offered in each store location.

  - Lack of Customer Loyalty. Although the larger traditional retailers often attract customers, many of these customers are only one-time users.
     People are often attractive to the name brands, but find the products too expensive. It is understood that these are quality products and have value, but the multilevel structure of marketing often employed by large retailers mandate high prices.

As a result of the foregoing limitations, the company believes there is significant unmet demand for an alternative shopping channel that can provide consumers of vitamins, supplements, minerals and other alternative health products with a broad array of products and a convenient and private shopping experience.

We hope to attract and retain consumers through the following key attributes of our business:

  - Broad Expandable Product Assortment. Our product selection is substantially larger than that offered by store-based retailers.

                         7
  - Low Product Prices. Product prices can be kept low due to volume purchases through our affiliation with Vitamineralherb.com and other licensees. Product prices will also be lower due to our lack of need of inventory and warehouse space. All products are shipped from International
     Formulation and Manufacturing's inventory.

  - Accessibility to Customized Products. At minimal cost, health and fitness practitioners may offer their customers customized products.

  - Access to Personalized Programs. Health or fitness professional can tailor vitamin and dietary supplement regimes to their clients.

Regulatory Environment

The manufacturing, processing, formulating, packaging, labeling and advertising of the products we sell may be subject to regulation by one or more U.S. federal agencies including the Food and Drug Administration, the Federal Trade commission, the United States Department of Agriculture and the Environmental Protection
Agency. These activities also may be regulated by various agencies of the states, localities and foreign countries in which consumers reside.

The Food and Drug Administration, in particular, regulated the formulation, manufacture, labeling and distribution of foods, including dietary supplements, cosmetics and over-the-counter or homeopathic drugs.

Food and Drug Administration regulations require that certain informational labeling be presented in a prescribed manner on all foods, drugs, dietary supplements and cosmetics.

The Food and Drug Administration has indicated that claims or statements made on a company's website about dietary supplements may constitute
"labeling" and thus be subject to regulation by the Food and Drug Administration.

It is possible that the statements presented in connection with product description of Peru
Partners site may be determined by the Food and Drug Administration to be drug claims rather than nutritional statements. Some of our suppliers may incorporate objectionable statements directly in their product names on their products' labels, or otherwise fail to comply with applicable manufacturing, labeling and registration requirements for over-the-counter or homeopathic drugs or dietary supplements. As a result, VaitaMinearlHerb.com may have to remove or modify some statements, products or labeling from its website.

We cannot predict the nature of any future laws and regulations nor can we determine what effect additional governmental regulations or administrative orders would have on our business in the future. Although the regulation of dietary supplements is less restrictive than that of drugs and food additives we cannot assure you that the current statutory scheme and regulations applicable to dietary supplements will remain less restrictive.

Any laws, regulations, enforcement policies,
interpretations or applications applicable to our
business could require the reformulation of
certain products to meet new standards, the recall
or dropping of certain products, additional record
keeping, expanded documentation of the properties
of certain products, expanded or different
labeling.
                         8
Regulation of the Internet.

In general, existing laws and regulations apply to transactions and other activity on the Internet;
however, the precise applicability of these laws and regulations to the Internet is sometimes uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the
Internet or electronic commerce.

Numerous federal and state government agencies have already demonstrated significant activity in promoting consumer protection and enforcing other regulatory and disclosure statutes on the Internet. Due to the increasing use of the Internet as a medium for commerce and communication, it is possible that new laws and regulations may be enacted with respect to the Internet. The new laws and regulations could issues such as user privacy, freedom of expression, advertising, pricing, content and quality of products and services, taxation, intellectual property rights and information security. The adoption of such laws or regulations and the applicability of existing laws and regulations to the Internet may impair the growth of Internet use and result in a decline in our sales.

A number of legislative proposals have been made at the federal state and local level, and by foreign governments, that would impose additional taxes on the sale of goods and services over the Internet, and certain states have taken measures to tax Internet-related activities. Although
Congress recently placed a three-year moratorium on new state and local taxes on Internet access or on discriminatory taxes on electronic commerce, existing state or local laws were expressly excepted from this moratorium. Once this moratorium is lifted, some type of federal and/or state taxes may be imposed upon Internet commerce.
Such legislation or other attempts at regulating commerce over the Internet may substantially impair the growth of commerce on the Internet and, as a result have a negative affect on our business.

Administrative Offices

The Company currently maintains a mailing address at PO Box 5034 Alvin, TX 77512-5034 that is the mailing address of its Corporate Secretary. The
Company's telephone number is (281) 331-5580.
Other than this mailing address, the Company does not maintain any other office facilities but does anticipate the need for other office facilities when and if commencement of our business plan occurs. At present, the Company pays no rent or other fees for the use of this mailing address.

Employees

The company is a development stage company and currently has no employees. Management plans to use consultants, attorneys and accountants as necessary and does not anticipate a need to engage any full time employees until such time as the company is funded properly and initiates application of its business plan. Although there is no current plan with respect to either nature or amount, remuneration may be paid to or accrued for the benefit of the Company's directors and Officers in conjunction with the commencement of business.

Risk Factors

1.  Conflicts of Interest
Certain conflicts of interest exist between Peru
Partners Ltd. and its officers and directors. All have other business interests to which they devote their attention and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through their exercise of such judgment as is consistent with their fiduciary duties to the Company.

2.  Possible Need for Additional Financing.
We have very limited funds and such funds are not adequate to implement our business plan. The ultimate success of the Company may depend on our ability to raise additional capital. We have not investigated the availability, source or terms that might govern the acquisition of additional financing. When additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations would be severely limited and commencement of business is impossible.

3.  Regulation of Penny Stocks
The Company's securities, when available for trading, will be subject to the Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers that sell such securities to other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets exceeding $5,000,000 or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, combined with a spouses income, exceeds
$300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of purchasers of our securities to buy or sell in any market that may develop.

In addition, the Securities and Exchange
Commission has adopted a number of rules to regulate "penny Stocks". Such rules included Rules
3a51-1, 15g-1, 15g-2. 15g-3, 15g-4, 15g-5, 15g-6
and 15g-7 under the Securities and Exchange Act of 1934, as amended. Because the securities of Peru
Partners Ltd. may constitute "penny stock" within the meaning of the rules, the rules would apply to the Company and its securities. The rules may further affect the ability of owners of shares in Peru Partners Ltd. to sell their securities in any market that may develop for them.

Shareholders should be aware that, according to the Securities and Exchange Commission Release No.
34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.
Such patterns include:

  - control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
  - manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

  - Boiler-room practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
  - excessive and undisclosed bid-ask
     differentials and markups by selling broker-dealers; and
  - the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

4.  No Operating History
The Company was formed in August of 1999 for the purpose of developing new, revolutionary technology into a practical and viable business in the field of Aquaculture. It has since been forced to change direction and embark on a new and entirely different business course. We have no operating history or revenues from operations. The only cash revenues have come from the private sale of the Company's stock. We face all the risks of a new business. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems and difficulties to which such ventures are subject.

5.  No Assurance of Success or Profitability.
There is no assurance that we will be successful in its endeavors. Even if we are able to successfully implement our business plan, there can be no assurance of sufficient revenues or profits or that the market price of the Company's
Common Stock will be increased.

6.  Lack of Diversification
Because of our limited financial resources, we will likely be unable to diversify our activities, thus providing a hedge should our business plan prove to be impractical. The rapid changes in the e-commerce sector will increase the risks associated with our operations.

7.  Dependence of Management.
Limited Participation of Management The Company now has two individuals who are serving as the sole officers and directors. We will be heavily dependent upon their skills, talents and abilities to implement our business plan and may, from time to time, find that the inability of one or both of these individuals to devote full time attention to the business of the Company, will result in delay(s) in progress towards the implementation of our business plan. See "management". Because shareholders and future investors will not be able to evaluate the merits of business decisions of the Company, they should carefully and critically assess the information concerning our officers and directors.

8.  Lack of Continuity in Management.
The Company does not have employment agreements with its officers and directors and as a result, there is no assurance that they will continue to manage its affairs in the future.

9.  Indemnification of Officers and Directors
The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees and agents, under certain circumstances, against attorney fees and other expenses incurred by them in any litigation to which they become a party arising from their association with, or their activities on behalf of, the Company. We will also bear the expense of such litigation for any of our directors, officers, employees or agents, upon such person's promise to repay us therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us.


10.  Directors' Liability Limited.
The Company's Articles of Incorporation exclude personal liability of its directors to the Company and its shareholders for monetary damages due to breach of fiduciary duty except in certain specified circumstances. Accordingly, we will have a much more limited right of action against our directors than otherwise would be the case. This provision does not affect the liability of any director under applicable federal and state securities laws.

11.  Competition
While it is the belief of the Company that it possesses proprietary technology that makes them unique in the aquaculture industry, it is possible that someone else may have a competing technology that, while it does not encroach on the proprietary features of the Company's technology, could achieve the same final results. This event could certainly affect the viability of the Company's business plan and its potential to be profitable.

12.  No Foreseeable Dividends.
The Company has not paid dividends on its Common
Stock and does not anticipate paying such dividends in the foreseeable future.

13.  Loss of Control by Present Management and
Stockholders.
The Company may consider a future financing in which we would issue as consideration for the capital invested, an amount of our authorized but unissued common stock, that would, upon issuance, result in a majority of the voting power being transferred to the investor(s). The result would be that the new shareholder(s) would control the Company and persons unknown could replace the Company's management at this time. In addition, our majority shareholders could sell their control block to an outside party, resulting in the same type of situation.

14.  No Public Market Exists.
There is no public market for the Company's Common
Stock and no assurance can be given that a market will develop or that any shareholder will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact on the market price of the Company's securities. Owing to the low price of the securities many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in the Company's
Common Stock, the combination of brokerage commissions, state transfer taxes, if any, any other selling costs may exceed the selling price.
Further, many lending institutions will not permit the use of such securities as collateral for loans.

15.  Blue Sky Considerations.
Because our securities have not been registered for resale under the blue sky laws of any state, the holders of such shares and those persons desiring to purchase them in any trading market that may develop in the future, should be aware that there may be significant state blue sky law restrictions on the ability of investors to sell and of purchasers to buy our securities.
Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.


Item 2.   Management's Discussion and Analysis or
Plan of Operation

Liquidity and Capital Resources

We remain in the development stage and, since inception, have experienced no significant change in liquidity or capital resources or shareholders' equity. The Company's balance sheet for the period of August 19, 1999,( inception) through March
31, 2001, reflects current assets of $0.00 in the form of cash, and total assets of $944.
Organizational expenses of $1,273 were paid for by the initial shareholders and expensed to operations.

We expect to carry out our plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operation losses, if any, of the business entity which the Company may eventually acquire.

Results of Operations

During the period from August 19, 1999 (inception) through March 31, 2001, the Company has engaged in no significant operations other than organizational activities, acquisition of its principal assets and preparation for registration of its securities under the Securities Exchange
Act of 1934, as amended. No revenues were received by the Company during this period.

For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with setting up a company structure to begin implementing our business plan. We anticipate that until these procedures are completed, we will not generate revenues other than interest income, and may continue to operate at a loss thereafter, depending upon the performance of the business.

Need for Additional Financing.

We believe that our existing capital will be
sufficient to meet our cash needs, including the
costs of compliance with the continuing reporting
requirements of the Securities Exchange Act of
1934, as amended, for a period of approximately
one-year. Accordingly, in the event we are able to
initiate our business plan during this period, we
anticipate that our existing capital will not be
sufficient to allow us to accomplish the goal of
completing our business plan. As a result, there
is no assurance that the available funds will
ultimately prove to be adequate. It is certain
that our need for additional financing is likely
to increase substantially.
                        13
No commitments to provide additional funds have been made by management or other stockholders.
Accordingly, there can be no assurance that any additional funds will be available to us to allow it to cover our expenses. Irrespective of whether our cash assets prove to be inadequate to meet our operational needs, we might seek to compensate providers of services by issuance of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and
Transactions".


Item 3.                  Description of Property

The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at PO Box 5034 Alvin, TX 77512-5034, which is the address of its secretary. We pay no rent for the use of this mailing address. We do not believe that we will need to maintain an office at any time in the foreseeable future until the business plan is substantially implemented. Our telephone number is
(281) 331-5580.


Item 4.        Security Ownership of Certain
Beneficial
          Owners and Management

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

                              Number of       Percentage of
                              Shares Owned    Class Owned
Name and Address              Beneficially

  J.P. Beehner                1,250,000       27.78
  P.O. Box 2370
  Alvin, TX 77512-2370

  Dorothy A. Mortenson        1,250,000       27.78
  P.O. Box 5034
  Alvin, TX 77512-5034

David R. Mortenson*             200,000       04.45

  All directors and
  Executive officers
  As a group
  (2 persons)                 2,700,000       60.01

* Mr. Mortenson is the husband of Dorothy A.
Mortenson. Mr. Mortenson holds 200,000 shares of
Common Stock representing 4.45% of the total shares issued and outstanding. His holdings should be considered to be beneficially owned by his wife.

                        14

The persons listed are the sole officers and directors of the Company.

The Directors and executive officers currently serving the Company are as follows:

  Name                        Age Positions Held and Tenure

  Judy Tayler                 56  President and
                                  Director since
                                  September, 2000
  Dorothy Mortenson           50  Secretary and
                                  Director since
                                  August, 1999

The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholder meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement of which none currently exists or is contemplated.
There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The directors and officers of the Company will devote their time to the Company's affairs on an as needed basis. As a result, the actual amount of time, which they will devote to the Company's affairs, is unknown and is likely to vary substantially from month to month.

Biographical Information

Judy Tayler

Ms. Tayler became President of Peru Partners on
September 1, 2000. Ms. Tayler is currently self-employed as a business consultant and since 1997 has provided consulting services for clients in a variety of areas including business positioning, marketing and financing. In 1999 Ms. Tayler arranged a $1.5M financing for one of her clients
International Communications and Equipment. Ms.
Tayler also provided part-time consulting services to a British Columbia Member of the Legislative
Assembly during 1998 and 1999. From 1994 through
1996 she owned and operated a Clinical Hypno-
Anaesthesia Therapy practice. She has
approximately ten years experience within the stock market community, and previous to 1995 has served as a director for publicly listed companies. Ms. Tayler has extensive work experience in administration and investor relations.

Dorothy Mortenson.

Mrs. Mortenson, who is the Company's Secretary, has served as an officer and director of the Company since its organizational meeting on August
20, 1999. From 1997 to present, Mrs. Mortenson, together with her husband, David R. Mortenson, has been engaged as a consultant, assisting small emerging companies with marketing and sales. Also in 1997, the Mortensons formed Safeco Products,
Inc., A Texas corporation that markets and distributes health supplements. From 1990 to 1997
Mrs. Mortenson assisted her husband in various enterprises in the country of Belize.

                        15
Indemnification of Officers and Directors.

As permitted by Nevada law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers, unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the forgoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable .

Exclusion of Liabilities

Pursuant to the laws of the State of Nevada, the Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Nevada
Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right, which a director may have to be indemnified, and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of our business conflict with the demands of their other business and investment activities. Such conflicts may require that we attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to us.

There is no procedure in place, which would allow
Ms. Tayler or Mrs. Mortenson to resolve potential conflicts in an arms-length fashion. Accordingly, she will be required to use her discretion to resolve them in a manner, which they consider appropriate.


Item 6.             Executive Compensation

  No officer or director has received any
remuneration for Peru Partners Ltd. Although there is no current plan in existence, it is possible that we will adopt a plan to pay or accrue compensation to our officers and directors for services related to the implementation of our business plan. See "Certain Relationships and Related Transactions".

The Company has no stock option, retirement, pension or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

                        16
Item 7.        Certain Relationships and Related
Transactions

 On August 20, 1999 the Company issued to its officers and directors a total of 2,500,000 shares of Common Stock in consideration of the time, effort and expenses of organizing the Company and developing its business plan. Peru partners also issued 200,000 shares of common stock to each of ten individuals in exchange for the rights to manufacture and market an oxygen-enhanced product for use in aquaculture, fish and poultry farming and the bioremediation of waste ponds and lagoons in the State of Massachusetts. The Company filed the necessary papers required for the issuance of these shares as required by Regulation D of Rule
504 of the Act, as amended.
Although there is no current plan in existence, it is possible that we will adopt a plan to pay or accrue compensation to our officers and directors for services related to the implementation of our business plan.
We maintain a mailing address at the office of its Secretary, but otherwise do not maintain an office. As a result we pay no rent and incur no expenses for maintenance of an office and do not anticipate paying rent or incurring office expenses in the future. It is likely that we will establish and maintain an office after our business is operating and the volume of business and the addition of personnel dictate the acquisition of adequate premises.
Although management has no current plans to cause the Company to do so, it is possible that we may enter into an agreement requiring the sale of all or a portion of the Common Stock held by our current stockholder to other individuals or business entities. It is more likely than not that any sale of securities by our current stockholders would be at a price substantially higher than that originally paid by such stockholders or deemed to have been paid through our acquisition of our principal asset. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.


Item 8.             Description of Securities

Common Stock

The Company's Articles of Incorporation authorize the issuance of 25,000,000 Shares of Common Stock.
Each record holder of Common Stock is entitled to 1 vote for each share held on all matters properly submitted to the stockholders for their vote. The
Articles of Incorporation do not permit cumulative voting for the election of directors.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred shareholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares are, and all unissued shares when offered and sold, will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of the

                        17
Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent

The Company is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for the Company's securities. Should our securities be quoted on any exchange or OTC quotation system or application is made to have the securities quoted, an independent transfer agent will be appointed.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. Additionally, the
Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The
Company intends to comply with the periodic reporting requirements of the Securities Exchange
Act of 1934 for so long as it is subject to those requirements.



PART II

Item 1.   Market  Price and Dividends on the
          Registrant's Common Equity and Related
          Stockholder Matters

No public trading market exists for the Company's securities. There were twelve (12) holders of record of the Company's common stock on March 31, 2001. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.


Item 2.                  Legal Proceedings

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.


Item 3.        Changes in and Disagreements With
Accountants

Not applicable.

                        18




Item 4.                  Recent Sales of
Unregistered Securities

Since August 19, 1999, the date of the Company's formation, the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

Name of              Date of                        Purchase  Price per
Shareholder          Purchase  Shares     Aggregate Price     Share

J. P. Beehner        8/20/99#  1,250,000  1,250,000  1250     .001

Dorothy A. Mortenson 8/20/99#  1,250,000  1,250,000  1250     .001

David R. Mortenson   8/20/99*    200,000    200,000   200     .001

Joshua J. Mortenson  8/20/99*    200,000    200,000   200     .001

Joshua Daniel
Smetzer              8/20/99*    200,000    200,000   200     .001

Don Lawson Kerster   8/20/99*    200,000    200,000   200     .001

Marie M. Charles     8/20/99*    200,000    200,000   200     .001

Roy Donovan
Hinton, Jr.          8/20/99*    200,000    200,000   200     .001

Eberhard Mueller     8/20/99*    200,000    200,000   200     .001

Rick Wilson          8/20/99*    200,000    200,000   200     .001

George R. Quan       8/20/99*    200,000    200,000   200     .001

David Young          8/20/99*    200,000    200,000   200     .001

#    Issued in consideration of pre-incorporation
services and expenses
* Issued in consideration of the transfer of the Companys main asset.


Each of the sales listed above was made for cash, services, or in exchange for the Company's principal asset. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4 (2) of the Securities Act of 1933. The Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distributions, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. A filing of Form D has been made to the Securities and Exchange Commission concerning the issuance of the aforementioned shares. All such sales were made without the aid of underwriters, and no sales commissions were paid.

                        19

On February 29, 2000, four of the shareholders described above transferred their shares to four other individuals. These four selling shareholders received consideration of $200.00 each for their shares. The purchasers represented and warranted to the Sellers that Purchasers were "accredited investors" as that term is defined in Rule 501 of Regulation D under the Securities Act of 1933. These were sales between private individuals.


Item 5.             Indemnification of Directors
and Officers

  The Articles of Incorporation and the By-laws of the Company, filed as Exhibits 3.1 and 3.2, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence of misconduct in the performance of duty.

































                        20


                     EXHIBIT 1


               FINANCIAL STATEMENTS





                Peru Partners Ltd.




                PERU PARTNERS LTD.

           (A Development Stage Company)




                   AUDIT REPORT

                  March 31, 2001


























                        21

            Ron Lambrecht, C.P.A.,PLLC
            Certified Public Accountant
                610 9th Street East
             Kalispell, Montana  59901
                  (406) 752-5533

                PERU PARTNERS LTD.
         (A DEVELOPMENT STAGE ENTERPRISE)

           INDEX TO FINANCIAL STATEMENTS

                 TABLE OF CONTENTS


ITEM                                            PAGE

Independent Auditors' Report...................  F-2

Balance Sheet ..........................         F-3

Statement of Operations......................    F-4

Statement of Cash Flows.....................     F-5

Statement of Stockholders' Equity..............  F-6

Notes to the Financial Statements.........  F-7, F-8






                        22

           Ron Lambrecht, C.P.A., L.L.C.
            Certified Public Accountant
                610 9th Street East
             Kalispell, Montana  59901
                  (406) 752-5533


INDEPENDENT AUDITORS'S REPORT

To the Board of Directors - Peru Partners Ltd. (A
  Development Stage Company)
P. O. BOX 5034
Alvin, Texas 77512

I have audited the accompanying Balance Sheet of Peru Partners Ltd. ( A Development Stage
Enterprise) as of March 31, 2001 and the Statements of Operations, Stockholders' Equity, and Cash Flows for the period August 19
1999(Inception) through March 31, 2001. These financial statements are the responsibility of the Company management. My responsibility is to express an opinion on these financial statements based on my audit.
My audit was made in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peru Partners Ltd.. (A
Development Stage Enterprise) as of March 31,
2001, and the results of its operations and changes in its cash flows for the period from August 19,1999 (Inception) through March 31, 2001, in conformity with generally accepted accounting principles.
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated any revenues or conducted any operations since inception. These factors raise substantial doubt about the company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note. 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Ron Lambrecht, C.P.A.
May 17, 2001


  (The accompanying notes are an integral part of
             the financial statements)
                        F-2
                        23


                PERU PARTNERS LTD.
         (A DEVELOPMENT STAGE ENTERPRISE)


                   BALANCE SHEET
               AS AT MARCH 31, 2001


                      ASSETS

                                  March 31,  June 30,
                                  2001       1999
Current Assets
      Cash                        0          0

Total Current Assets              0          0

Other Assets
      License Rights
(Notes 1, 11 and 111)             944        1,444

Total Other Assets                944        1,444

Total Assets                      944        1,444

       LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities               $1,273     1,273

Stockholders' Equity:
Common Stock, $0.001 Par Value;
25,000,000 Shares Authorized,
and 4,500,000 Shares Issued and
Outstanding                        4,500     4,500

    Additional Paid-In Capital         0         0

   (Deficit) Accumulated During
the Development                   (4,829)   (4,329)

Total Stockholders' Equity
 (Deficit)                          (329)      171
Total Liabilities And
Stockholders' Equity              $  944     1,444


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
FINANCIAL STATEMENTS
                        F-3
                        24


                PERU PARTNERS LTD.
         (A DEVELOPMENT STAGE ENTERPRISE)
              STATEMENT OF OPERATIONS



                           Accumulated      Nine       From August 19,1999
                           From August 19,  Months     (date Inception) to
                           1999 (date                   June 30,2000
                           inception)       ended
                           to March 31,     March 31,
                              2001          2001


REVENUES                                                   $      0


Operating Expenses

    Legal Fees               3,773                            3,773
    License Written-Off      1,056          500                 556

Total Operating Expenses     4,829          500               4,329

Net (Loss) for the Period  $(4,829)       $(500)            $(4,329)

Net (Loss) per Share                   $(0.0001)            $(0.001)



Weighted Average Number of
Common Shares Outstanding             4,500,000           4,500,000





THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
FINANCIAL STATEMENTS








                        F-4
                        25

                PERU PARTNERS LTD.
         (A DEVELOPMENT STAGE ENTERPRISE)
              STATEMENT OF CASH FLOWS

     FOR THE PERIOD AUGUST 19,1999 (INCEPTION)
               THROUGH JUNE 30, 2000
         JULY 1,2000 THROUGH MARCH 31,2001



                           Accumulated      Nine       From August 19,1999
                           From August 19,  Months     (date Inception) to
                           1999 (date                   June 30,2000
                           inception)       ended
                           to March 31,     March 31,
                              2001          2001

CASH FLOWS PROVIDED
BY (USED FOR)
  Purchase License          (2,000)                          (2,000)
CASH FLOWS FROM (BY)
OPERATING ACTIVITIES:

     NET INCOME (LOSS)
     FOR THE PERIOD      $  (4,829)         (500)            (4,329)

    AMORTIZATION OF LICENSE  1,056           500                556

CASH FLOWS FROM(TO)
FINANCING ACTIVITIES:
 INCREASE ACCOUNTS PAYABLE   1,273             0              1,273
 ISSUANCE OF COMMON STOCK    4,500             0              4,500

INCREASE (DECREASE) IN CASH
FOR THE PERIOD                   0             0                  0

CASH BEGINNING OF PERIOD         0             0                  0

CASH END OF PERIOD              $0            $0                 $0

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
FINANCIAL STATEMENTS






                        F-5
                        26



                PERU PARTNERS LTD.
         (A DEVELOPMENT STAGE ENTERPRISE)
    STATEMENT OF STOCKHOLDERS; EQUITY (DEFICIT)
     FOR THE PERIOD AUGUST 19, 1999(INCEPTION)
               THROUGH MARCH 31,2001



                                                  (Deficit)
                                                  Accumulated
                     Common   Common  Additional  During the   Total
                     Stock    Stock   Paid-in     Development  Stockholders'
                     Number   Amount  Capital     Stage        Equity
                     of
                     shares
August 20, 1999
Issuance of
Common Stock for
Legal and Fees       2500000  2500    0           0            $2,500

Issuance of Common
Stock for License
August, 1999         2000000  2000    0           0             2,000

Share Transfer
Feb 15,2000          800,000
Share Reissue
Feb 15,2000         (800,000)    0    0           0                 0

Deficit for the
Period From
August 19,1999
(Inception)
Through December
31,2000                    0     0    0           ($4,829)       ($4,829)


Balance March 31,
2001                 4500000     4500 $ 0         ($4,829)         ($329)




THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
FINANCIAL STATEMENTS



                        F-6
                        27






                PERU PARTNERS LTD.
          (A Development Stage Enterprise)

           NOTES TO FINANCIAL STATEMENTS
                  March 31, 2001

NOTE 1-ORGANIZATION AND HISTORY, DEVELOPMENT STAGE
COMPANY

Peru Partners Ltd. herein (the "Company") was incorporated in the State of Nevada on August 19, 1999. The company acquired a license to market under a non-exclusive private license,
"Biocatalyst" an Oxygen-enriched water product for the State of Massachusetts for remediation of sewage and waste water whether septic tank or waste water treatment facilities exclusive of remediation of petroleum-based hydrocarbon contamination.

As discussed in Note 111, this license is in jeopardy and the Company had retained the right to sue the vendor. As a replacement for this license, the company was granted additional rights to market and distribute vitamins, minerals, nutritional supplements, and other health and fitness products for the State of New York lying south of Highway 287 excluding the five boroughs of New York City. The grantor of the license offers these products for sale from various suppliers on their website. See Note 1V regarding related party transactions.

The Company is in the development stage. In a development stage company, management devotes most of its activities in developing a market for its products. Planned principal activities have not yet begun. The ability of the Company to emerge form the development stage with respect to any planned principal business activity is dependent upon its successful efforts to raise additional equity financing and/or attain profitable operations. There is no guarantee that the Company will be able to raise any equity financing or sell any of its products at a profit. There is substantial doubt regarding the Company's ability to continue as a going concern.

NOTE 11-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEVELOPMENT STAGE ACTIVITIES
The Company has been in the development stage since inception.

(a)  Year End
     The Company's fiscal year end is June 30.

(b)  Accounting Method
     The Company records income and expenses on the accrual method.

(c)  Cash and Cash Equivalents
     The Company considers all highly liquid
     instruments with a maturity of three months or less at the time of the issuance to be cash equivalents.

(d)  Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods.
     Actual results could differ from those
     estimates.

                        F-7
                        28


(e)  Licenses
     Costs to acquire licenses are capitalized as incurred. These costs will be amortized on a straight line basis over their remaining useful lives. The carrying value of the license is evaluated in each reporting period to determine if there were events or circumstances, which would indicate a possible inability to recover the carrying amount. Such evaluation is based on various analyses including assessing the Company's ability to bring the commercial applications to market, related profitability projections and undiscounted cash flows relating to each application which necessarily involves significant management judgment.

NOTE 111-LICENSES

(a) On August 20, 1999 the Company acquired a license for a product. The Company has exclusive right to distribute and market the product under a private label in the State of Massachusetts for a period of three years expiring August 20, 2002.
The Company issued 2,000,000 shares at a fair market value of $.001 or $2,000. The shares were issued to the licensor who are members of a partnership and whose general partner is also a spouse of a director and officer of the Company.
The Company's right to use this license is in jeopardy due to a lawsuit between the vendor of the license and the original owner. The Company and its shareholder have the right to sue for breach of contract.

(b) As replacement for the above license, at no additional cost, the Company was granted additional rights to market vitamins, minerals, nutritional supplements and other health and fitness products through the Grantor's Web Site.
The Company desires to market these products to medical practitioners, alternate health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness practitioners, school and other fund raising programs and other similar types of customers for the State of New York lying south of Highway 287, excluding the five boroughs of New
York City. The Company must pay an annual fee of $500 for maintenance of the Grantor's Web Site.
The license is for an initial three years from February 14, 2000, and is automatically renewable unless either party to the license agreement gives ninety days written notice or non-renewal prior to expiration date. The license calls for a 10% add-on for all products purchased. No additional amounts have been recorded on the financial statements regarding the granting of the license.


NOTE 1V - SUBSEQUENT EVENTS

Jim Beehner and Dorothy Mortenson, the Company's officers and directors have each purchased
1,250,000 shares of the common stock at a price of $0.001 per share for an aggregate price of $2,500.
Dorothy Mortenson's husband is David R. Mortenson,
Principal of David R. Mortenson & Associates, and
VitaMineralHerb.com, the company, which is the Grantor in the license with the company to license products.







                        F-8
                        29


                     PART 111


     Index of Exhibits

     2.1  Articles of Incorporation

     2.2  By-laws

     4.0  Sample Stock Certificate

     10.1 License Agreement

     23.1 Consent of Auditor

                    SIGNATURES

In accordance with Section 12 of the Securities exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                         PERU PARTNERS LTD.

May 21, 2001                  By: ____/s/_Judy
Tayler_______________
                                Judy Tayler,
                                President, Director



















                        30




                    Exhibit 2.1

             ARTICLES OF INCORPORATION
                        OF
                Peru Partners Ltd.

The undersigned natural person of the age of eighteen years or more, acting as incorporator of a corporation under and pursuant to the laws of the State of Nevada, hereby adopts the following
Articles of Incorporation for such corporation:

ARTICLE I

The name of the corporation is Peru Partners Ltd.

ARTICLE II

The principal office of this corporation is to be at 50 West Liberty Street, Suite 880, Reno 89501,
State of Nevada. The registered office of this corporation is the same as its principal office.
The Nevada Agency and Trust Company is hereby named as Resident Agent of this corporation and in charge of its said office in Nevada.

ARTICLE III

The nature of the business, objects and purposes to be transacted, promoted, or carried on by the corporation are:

      A. To conduct any lawful business, to
      promote any lawful purpose, and to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of
      Nevada and to act in every kind of
      fiduciary capacity and generally to do all things necessary or convenient which are incident to or which a natural person might or could do.

      B. To purchase, receive, take by grant,
      gift, devise, bequest, or otherwise lease, or otherwise acquire, own, hold, improve, employ, use and otherwise deal in and with real or personal property, or any interest therein, wherever situated, and to sell, convey, lease, exchange, transfer or otherwise dispose of, or mortgage or pledge, all or any of its property and assets, or any interests therein, wherever situated.

      C. To engage generally in the real estate business as principal, and in any lawful capacity, and generally to take, lease, purchase, or otherwise acquire, and to own, use, hold, sell, convey, exchange, lease, mortgage, work, clear, improve, develop, divide, and otherwise handle, manage, operate, deal in and dispose of



                        31




      mining claims, oil leases, oil and gas
      wells, real estate, real property, lands, multiple-dwelling structures, houses, buildings and other works and any interest or right therein; to take, lease, purchase or otherwise handle or acquire, and to own, use, hold, sell, convey, exchange, hire, lease, pledge, mortgage, and otherwise handle, and deal in and dispose of, as principal agent or in any lawful capacity, such personal property, chattels, chattels real, rights, easements, privileges, causes inaction, notes, bonds, mortgages, and securities as may lawfully be acquired, held or disposed of and to acquire, purchase, sell, assign, transfer, dispose of and generally deal in and with as principal, agent, broker, and in any lawful capacity, mortgages and other interests in real, personal, and mixed properties; to carry on a general oil exploration, mining exploration and management business as principal, agent, representative, contractor, sub-contractor, and in any other lawful capacity. To manufacture, purchase or acquire in any lawful manner and to hold, own, mortgage, pledge, sell, transfer, or in any manner dispose of, and to deal and trade in goods, wares, merchandise, and property of any and every class and description, and in any part of the world.

      D. To apply for, register, obtain,
      purchase, lease, take licenses in respect of or otherwise acquire, and to hold, own, use, operate, develop, enjoy, turn to account, grant licenses and immunities in respect of, manufacture under and to introduce, sell, assign, mortgage, pledge or otherwise dispose of and, in any manner deal with and contract with reference to:

      1.  Inventions, devices, formulas,
      processes, improvements and modifications thereof.

      2. Letters patent, patent rights, patented processes, rights, designs, and similar rights, trademarks, trade names, trade symbols and other indications of origin and ownership granted by or recognized under the laws of the United States of America, any state or subdivision thereof, and any commonwealth, territory, possession, dependency, colony, possession agency or instrumentality of the United States of America and of any foreign country, and all rights connected therewith or appertaining thereto.

      3.  Franchises, licenses, grants and concessions.

      E. To make, enter into, perform and carry out contracts of every kind and description with any person, firm, association, corporation or government or agency or instrumentality thereof.

      F.  To lend money in furtherance of its
      corporate purposes and to invest and
      reinvest its funds from time to time to such extent, to such persons, firms, associations, corporations, governments or agencies or instrumentalities thereof, and on such terms and on such security, if any, as the Board of Directors of the corporation may determine and direct any officer to complete.


                        32
      G. To borrow money without limit as to
      amount and at such rates of interest as it
      may determine; from time to time to issue
      and sell its own securities, including its
      shares of stock, notes, bonds, debentures,
      and other obligations, in such amounts, on
      such terms and conditions, for such
      purposes and for such prices, now or
      hereafter permitted by the laws of the
      State of Nevada
      and by the Board of Directors of the
      corporation as they may determine; and to
      secure any of its obligations by mortgage,
      pledge or other encumbrance of any or all
      of its property, franchises and income.

      H.  To be a promoter or manager of other
      corporations of any type or kind; and to participate with others in any corporation, partnership, limited partnership, joint venture, or other association of any kind, or in any transaction, undertaking or arrangement which the corporation would have power to conduct by itself, whether or not such participation involves sharing or delegation of control with or to others.

      I.  To promote and exercise all or any part
      of the foregoing purposes and powers in any and all parts of the world, and to conduct its business in all or any branches in any lawful capacity. The foregoing enumeration of specific purposes and powers shall not be held to limit or restrict in any manner the purposes and powers of the corporation by references to or inference from the terms or provisions of any other clause, but shall be regarded as independent purposes.

ARTICLE IV

The aggregate number of shares which the corporation shall have authority to issue is Twenty-five million shares of common stock having a par value of $0.001 each.

No shareholder of the corporation shall have the right of cumulative voting at any election of directors or upon any other matter.

No holder of securities of the corporation shall be entitled as a matter of right, preemptive or otherwise, to subscribe for or purchase any securities of the corporation now or hereafter authorized to be issued, or securities held in the treasury of the corporation, whether issued or sold for cash or other consideration or as a share dividend or otherwise. Any such securities may be issued or disposed of by the board of directors to such persons and on such terms as in its discretion it shall deem advisable.

ARTICLE V

Any action required to, or that may, be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if








                         33

a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

ARTICLE VI

The members of the governing board shall be styled
DIRECTORS and the number of such Directors shall be not less than one (1), or more than five (5).
The first board of
directors shall be 2. Members whose names and post office addresses are as follows:

               J.P. Beehner
               PO Box 2370
               Alvin TX 77512-2370

               Dorothy A. Mortenson
               PO Box 5034
               Alvin TX 77512-5034


ARTICLE VII

The initial number of stockholders will be 2.
Additional stockholders maybe obtained. The number of directors may be changed as provided in N.R.S.
78.330.

ARTICLE VIII

      A. No director of the corporation shall be liable to the corporation or any of its shareholders for monetary damages for an act or omission in the directors capacity as a director, except that this Article VIII shall not authorize the elimination or limitation of liability of a director of the corporation to the extent the director is found liable for: (i) a breach of such directors duty of loyalty to the corporation or its shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of such director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law;
     (iii) a transaction from which such director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the directors office; or
     (iv) an act or omission for which the
     liability of a director is expressly provided by an applicable statute.

      B. The capital stock of this corporation after the amount of the subscription price or par value has been paid in, shall not be subject to assessment to pay debts of this corporation and no stock issued as fully paid up shall ever be assessable or assessed and the Articles of Incorporation shall not be amended in this particular.

ARTICLE IX





                         34
This corporation is to have perpetual existence.

Dorothy A. Mortenson, the undersigned, being the original incorporator for the purpose of forming a corporation to do business both within and without the state of Nevada, and in pursuance of the General Corporation Law of the State of Nevada, effective March 31, 1925 and as subsequently amended do make and file this certificate, hereby declaring and certifying that the facts herein above stated are true.






This 14th day of August, 1999.


                       /s/ Dorothy A.Mortenson
                           Address:  PO Box
                                     5034
                                     Alvin TX 77512-5034













                        35


Exhibit 2.2


                     BYLAWS OF

                Peru Partners Ltd.


            CONTENTS OF INITIAL BYLAWS

ARTICLE                                   PAGE

1.00 CORPORATE CHARTER AND BYLAWS
1.01 Corporate Charter Provision             4
1.02 Registered Agent or Office-Requirement of
     Filing Changes
     with Secretary of State                 4
1.03 Initial Business Office                 4
1.04 Amendment of Bylaws                     5

2.00 DIRECTORS AND DIRECTORS' MEETINGS
2.01 Action Without Meeting                  5
2.02 Telephone Meetings                      5
2.03 Place of Meetings                       5
2.04 Regular Meetings                        5
2.05 Call of Special Meeting                 6
2.06 Quorum                                  6
2.07 Adjournment-Notice of Adjourned Meetings
     6
2.08 Conduct of Meetings                     6
2.09 Powers of the Board of Directors        7
2.10 Board Committees-Authority to Appoint   7
2.11 Transactions with Interested Directors  7
2.12 Number of Directors
     8
2.13 Term of Office                          8
2.14 Removal of Directors                    8
2.15 Vacancies                               8
2.15(a)
     Declaration of Vacancy                  8
2.15(b)
     Filling Vacancies by Directors          9
2.15(c)
     Filling Vacancies by Shareholders       9
2.16 Compensation                            9
2.17 Indemnification of Directors
     and Officers                            9
2.18 Insuring Directors, Officers,
      and Employees                          9



36


3.00 SHAREHOLDERS' MEETINGS
3.01 Action Without Meeting                  10
3.02 Telephone Meetings                      10
3.03 Place of Meetings                       10
3.04 Notice of Meetings                      10
3.05 Voting List                             11
3.06 Votes per Share                         11
3.07 Cumulative Voting                       11
3.08 Proxies                                 12
3.09 Quorum                                  12
3.09(a)
     Quorum of Shareholders                  12
3.09(b)
     Adjourn for Lack or Loss of Quorum      12
3.10 Voting by Voice or Ballot               12
3.11 Conduct of Meetings                     12
3.12 Annual Meetings                         13
3.13 Failure to Hold Annual Meeting          13
3.14 Special Meetings                        13

4.00 OFFICERS
4.01 Title and Appointment                   14
4.01(a)
     Chairman                                14
4.01(b)
     President                               14
4.01(c)  Vice
     President                               14
4.01(d)
     Secretary                               15
4.01(e)
     Treasurer                               15
4.01(f)
     Assistant Secretary or Assistant Treasurer
     16
4.02 Removal and Resignation                 16
4.03 Vacancies                               16
4.04 Compensation                            17

5.00 AUTHORITY TO EXECUTE INSTRUMENTS
5.01 No Authority Absent Specific Authorization
     17
5.02 Execution of Certain Instruments        17

6.00
     ISSUANCE AND TRANSFER OF SHARES
6.01 Classes and Series of Shares            17
6.02 Certificates for Fully Paid Shares      18
6.03 Consideration for Shares                18
6.04 Replacement of Certificates             18
6.05 Signing Certificates-Facsimile Signatures
     18
6.06      Transfer Agents and Registrars     18
6.07 Conditions of Transfer                  19
6.08 Reasonable Doubts as to
     Right to Transfer                       19






37

7.00 CORPORATE RECORDS AND ADMINISTRATION
7.01 Minutes of Corporate Meetings           19
7.02 Share Register                          19
7.03 Corporate Seal                          20
7.04 Books of Account                        20
7.05 Inspection of Corporate Records         20
7.06 Fiscal Year                             20
7.07 Waiver of Notice                        21

8.00       ADOPTION OF INITIAL BYLAWS        21




                        38

     ARTICLE ONE-CORPORATE CHARTER AND BYLAWS

1.01 CORPORATE CHARTER PROVISIONS

     The Corporation's Charter authorizes Twenty-five Million (25,000,000) shares to be issued. The officers and transfer agents issuing shares of the Corporation shall ensure that the total number of shares outstanding at any given time does not exceed this number. Such officers and agents shall advise the Board at least annually of the authorized shares remaining available to be issued. No shares shall be issued for less than the par value stated in the Charter. Each Charter provision shall be observed until amended by Restated Articles or Articles of Amendment duly filed with the Secretary of State.


1.02 REGISTERED AGENT AND OFFICE-REQUIREMENT OF
     FILING
     CHANGES WITH SECRETARY OF STATE

     The address of the Registered Office provided in the Articles of Incorporation, as duly filed with the Secretary of State for the State of Nevada is: 50 West Liberty Street, #880, Reno NV
89501.

     The name of the Registered Agent of the
Corporation at such address, as set forth in its Articles of Incorporation, is: The Nevada Agency and Trust Company.

     The Registered Agent or Office may be changed by filing a Statement of
Change of Registered Agent or Office or Both with the Secretary of State, and not otherwise. Such filing shall be made promptly with each change.
Arrangements for each change in Registered Agent or Office shall ensure that the Corporation is not exposed to the possibility of a default judgment.
Each successive Registered Agent shall be of reliable character and well informed of the necessity of immediately furnishing the papers of any lawsuit against the Corporation to its attorneys.

1.03 INITIAL BUSINESS OFFICE

     The address of the initial principal business office of the Corporation is hereby established as: PO Box 5034, Alvin TX 77512-5034.

     The Corporation may have additional business offices within the State of
Nevada, and where it may be duly qualified to do business outside of Nevada, as the Board of Directors may from time to time designate or the business of the Corporation may require.

1.04 AMENDMENT OF BYLAWS

     The Shareholders or Board of Directors,
subject to any limits imposed by the Shareholders, may amend or repeal these Bylaws and adopt new
Bylaws. All
amendments shall be upon advice of counsel as to legality, except in emergency.
Bylaw changes shall take effect upon adoption unless otherwise specified. Notice of




                         39
Bylaws changes shall be given in or before notice
given of the first Shareholders' meeting following
their adoption.


     ARTICLE TWO-DIRECTORS AND DIRECTORS' MEETINGS

2.01 ACTION BY CONSENT OF BOARD WITHOUT MEETING

     Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, and shall have the same force and effect as a unanimous vote of Directors, if all members of the Board consent in writing to the action.
Such consent may be given individually or collectively.

2.02 TELEPHONE MEETINGS

     Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Directors may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

2.03 PLACE OF MEETINGS

     Meetings of the Board of Directors shall be held at the business office of the Corporation or at such other place within or without the State of Nevada as may be designated by the Board.

2.04 REGULAR MEETINGS

     Regular meetings of the Board of Directors shall be held, without call or notice, immediately following each annual Shareholders' meeting, and at such other regularly repeating times as the Directors may determine.

2.05 CALL OF SPECIAL MEETING

     Special meetings of the Board of Directors for any purpose may be called at any time by the President or, if the President is absent or unable or refuses to act, by any Vice President or any two Directors. Written notices of the special meetings, stating the time and place of the meeting, shall be mailed ten days before, or telegraphed or personally delivered so as to be received by each Director not later than two days before, the day appointed for the meeting. Notice of meetings need not indicate an agenda.
Generally, a tentative agenda will be included, but the meeting shall not be confined to any agenda included with the notice.








                         40
     Meetings provided for in these Bylaws shall
not be invalid for lack of notice if all persons
entitled to notice consent to the meeting in
writing or are present at the meeting and do not
object to the notice given. Consent may be given
either before or after the meeting.

     Upon providing notice, the Secretary or other officer sending notice shall sign and file in the Corporate Record Book a statement of the details of the notice given to each Director. If such statement should later not be found in the Corporate Record Book, due notice shall be presumed.


2.06 QUORUM

     The presence throughout any Directors'
meeting, or adjournment thereof, of a majority of the authorized number of Directors shall be necessary to constitute a quorum to transact any business, except to adjourn. If a quorum is present, every act done or resolution passed by a majority of the Directors present and voting shall be the act of the Board of Directors.

2.07 ADJOURNMENT AND NOTICE OF ADJOURNED MEETINGS

     A quorum of the Directors may adjourn any Directors' meeting to meet again at a stated hour on a stated day.
Notice of the time and place where an adjourned meeting will be held need not be given to absent
Directors if the time and place is fixed at the adjourned meeting. In the absence of a quorum, a majority of the Directors present may adjourn to a set time and place if notice is duly given to the absent members, or until the time of the next regular meeting of the Board.

2.08 CONDUCT OF MEETINGS

     At every meeting of the Board of Directors, the Chairman of the Board, if there is such an officer, and if not, the President, or in the President's absence, a Vice President designated by the President, or in the absence of such designation, a Chairman chosen by a majority of the Directors present, shall preside. The
Secretary of the Corporation shall act as Secretary of the Board of Directors' meetings.
When the Secretary is absent from any meeting, the Chairman may appoint any person to act as Secretary of that meeting.

2.09 POWERS OF THE BOARD OF DIRECTORS

     The business and affairs of the Corporation and all corporate powers shall be exercised by or under authority of the Board of Directors, subject to limitations imposed by law, the Articles of Incorporation, any applicable Shareholders' agreement, and these Bylaws.









                         41
2.10 BOARD COMMITTEES-AUTHORITY TO APPOINT

     The Board of Directors may designate an
executive committee and one or more other committees to conduct the business and affairs of the Corporation to the extent authorized. The
Board shall have the power at any time to change the powers and membership of, fill vacancies in, and dissolve any committee. Members of any committee shall receive such compensation as the Board of Directors may from time to time provide.
The designation of any committee and the delegation of authority thereto shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

2.11 TRANSACTIONS WITH INTERESTED DIRECTORS

     Any contract or other transaction between the Corporation and any of its
Directors (or any corporation or firm in which any of its Directors are directly or indirectly interested) shall be valid for all purposes notwithstanding the presence of that Director at the meeting during which the contract or transaction was authorized, and notwithstanding the Directors' participation in that meeting. This section shall apply only if the contract or transaction is just and reasonable to the Corporation at the time it is authorized and ratified, the interest of each Director is known or disclosed to the Board of Directors, and the Board nevertheless authorizes or ratifies the contract or transaction by a majority of the disinterested Directors present.
Each interested Director is to be counted in determining whether a quorum is present, but shall not vote and shall not be counted in calculating the majority necessary to carry the vote. This section shall not be construed to invalidate contracts or transactions that would be valid in its absence.

2.12 NUMBER OF DIRECTORS

     The number of Directors of this Corporation shall be 2. No Director need be a resident of Nevada or a Shareholder. The number of Directors may be increased or decreased from time to time by amendment to these Bylaws. Any decrease in the number of Directors shall not have the effect of shortening the tenure which any incumbent Director would otherwise enjoy.

2.13 TERM OF OFFICE

     Directors shall be entitled to hold office until their successors are elected and qualified.
Election for all Director positions, vacant or not vacant, shall occur at each annual meeting of the Shareholders and may be held at any special meeting of Shareholders called specifically for that purpose.












                         42
2.14 REMOVAL OF DIRECTORS

     The entire Board of Directors or any
individual Director may be removed from office by a vote of Shareholders holding a majority of the outstanding shares entitled to vote at an election of Directors. However, if less than the entire
Board
is to be removed, no one of the Directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. No director may be so removed except at an election of the class of Directors of which he is a part. If any or all Directors are so removed, new Directors may be elected at the same meeting. Whenever a class or series of shares is entitled to elect one or more
Directors under authority granted by the Articles of Incorporation, the provisions of this Paragraph apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

2.15 VACANCIES

     Vacancies on the Board of Directors shall exist upon the occurrence of any of the following events: (a) the death, resignation, or removal of any Director; (b) an increase in the authorized number of Directors; or (c) the failure of the Shareholders to elect the full authorized number of Directors to be voted for at any annual, regular, or special Shareholders' meeting at which any Director is to be elected.

               2.15(a)   DECLARATION OF VACANCY

     A majority of the Board of Directors may declare vacant the office of a Director if the
Director: (a) is adjudged incompetent by a court order; (b) is convicted of a crime involving moral turpitude; (c) or fails to accept the office of Director, in writing or by attending a meeting of the Board of Directors, within thirty (30) days of notice of election.

               2.15(b)   FILLING VACANCIES BY
               DIRECTORS

     Vacancies other than those caused by an
increase in the number of Directors may be filled temporarily by majority vote of the remaining
Directors, though less than a quorum, or by a sole remaining Director. Each Director so elected shall hold office until a qualified successor is elected at a Shareholders' meeting.

               2.15(c)   FILLING VACANCIES BY
               SHAREHOLDERS

     Any vacancy on the Board of Directors,
including those caused by an increase in the number of Directors shall be filled by the Shareholders at the next annual meeting or at a special meeting called for that purpose. Upon the resignation of a Director tendered to take effect at a future time, the Board or the Shareholders may elect a successor to take office when the resignation becomes effective.








                         43
2.16 COMPENSATION

     Directors shall receive such compensation for their services as Directors as shall be determined from time to time by resolution of the Board. Any
Director may serve the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receive compensation therefor.

2.17 INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Board of Directors shall authorize the Corporation to pay or reimburse any present or former Director or officer of the Corporation any costs or expenses actually and necessarily incurred by that officer in any action, suit, or proceeding to which the officer is made a party by reason of holding that position, provided, however, that no officer shall receive such indemnification if finally adjudicated therein to be liable for negligence or misconduct in office. This indemnification shall extend to good-faith expenditures incurred in anticipation of threatened or proposed litigation.
The Board of Directors may in proper cases, extend the indemnification to cover the good-faith settlement of any such action, suit, or proceeding, whether formally instituted or not.


2.16 INSURING DIRECTORS, OFFICERS, AND EMPLOYEES

     The Corporation may purchase and maintain insurance on behalf of any
Director, officer, employee, or agent of the Corporation, or on behalf of any person serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against that person and incurred by that person in any such corporation, whether or not the Corporation has the power to indemnify that person against liability for any of those acts.


       ARTICLE THREE-SHAREHOLDERS' MEETINGS

3.01 ACTION WITHOUT MEETING

     Any action that may be taken at a meeting of the Shareholders under any provision of the Nevada Business Corporation Act may be taken without a meeting if authorized by a consent or waiver filed with the Secretary of the Corporation and signed by the holders of 51% of shares which would be entitled to vote on that action at a Shareholders meeting. Each such signed consent or waiver, or a true copy thereof, shall be placed in the Corporate Record Book.

3.02      TELEPHONE MEETINGS

     Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Shareholders may participate in and hold a meeting by






                         44
means of conference call or similar communication
by which all persons participating can hear each
other. Participation in such a meeting shall
constitute presence in person at such meeting,
except participation for the express purpose of
objecting to the transaction of any business on
the ground that the meeting is not lawfully called
or convened.

3.03 PLACE OF MEETINGS

     Shareholders meetings shall be held at the business office of the Corporation, or at such other place within or without the State of Nevada as may be designated by the Board of Directors or the Shareholders.

3.04 NOTICE OF MEETINGS

     The President, the Secretary, or the officer or persons calling a Shareholders' Meeting. shall give notice, or cause it to be given, in writing to each Director and to each Shareholder entitled to vote at the meeting at least ten (10) but not more than sixty (60) days before the date of the meeting. Such notice shall state the place, day, and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice may be given personally, by mail, or by other means. Such notice shall be addressed to each recipient at such address as appears on the Books of the Corporation or as the recipient has given to the Corporation for the purpose of notice. Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting in person or by proxy and do not object to the notice given, Consent may be given either before or after the meeting. Notice of the reconvening of an adjourned meeting is not necessary unless the meeting is adjourned more than thirty days past the date stated in the notice, in which case notice of the adjourned meeting shall be given as in the case of any special meeting. Notice may be waived by written waivers signed either before or after the meeting by all persons entitled to the notice.

3.05 VOTING LIST

     At least ten (10), but not more than sixty
(60), days before each Shareholders' meeting, the officer or agent having charge of the Corporation's share transfer books shall make a complete list of the Shareholders entitled to vote at that meeting or any adjournment thereof, arranged in alphabetical order, with the address and the number of shares held by each. The list shall be kept on file at the Registered Office of the Corporation for at least ten (10) days prior to the meeting, and shall be subject to inspection by any Director, officer, or Shareholder at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject, during the whole time of











                         45
the meeting, to the inspection of any Shareholder.
The original share transfer books shall be prima
facie evidence as to the Shareholders entitled to
examine such list or transfer books or to vote at
any meeting of Shareholders. However, failure to
prepare and to make the list available in the
manner provided above shall not affect the
validity of any action taken at the meeting.

3.06 VOTES PER SHARE

     Each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of Shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied pursuant to the Articles of Incorporation.
A Shareholder may vote in person or by proxy executed in writing by the Shareholder, or by the Shareholders duly authorized attorney-in-fact.

3.07 CUMULATIVE VOTING

     Subject to any limitation stated in the
Articles of Incorporation, every
Shareholder entitled to vote at any election of Directors may cumulate votes. For this purpose, each Shareholder shall have a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which the Shareholders shares are entitled. The
Shareholder may cast all these votes for one candidate or may distribute the votes among any number of candidates. The candidates receiving the highest number of votes are elected, up to the number of vacancies to be filled. No Shareholder may cumulate votes unless that Shareholder gives written notice of his or her intention to do so to the Secretary of the Corporation on or before the day preceding the election at which the votes will be cumulated. If any Shareholder gives written notice as provided above, all Shareholders may cumulate their votes.

3.08 PROXIES

     A Shareholder may vote either in person or by proxy executed in writing by the Shareholder or his or her duly authorized attorney in fact.
Unless otherwise provided in the proxy or by law, each proxy shall be revocable and shall not be valid after eleven (11) months from the date of its execution.

3.09 QUORUM

               3.09(a)   QUORUM OF SHAREHOLDERS

     As to each item of business to be voted on, the presence (in person or by proxy) of the persons who are entitled to vote a majority of the outstanding voting shares on that matter shall constitute the quorum necessary for the consideration of the










                         46
matter at a Shareholders' meeting. The vote of the
holders of a majority of the shares entitled to
vote on the matter and represented at a meeting at
which a quorum is present shall be the act of the
Shareholders' meeting.

               3.09(b)   ADJOURNMENT FOR LACK OR
               LOSS OF QUORUM

     No business may be transacted in the absence of a quorum, or upon the withdrawal of enough Shareholders to leave less than a quorum, other than to adjourn the meeting from time to time by the vote of a majority of the shares represented at the meeting.


3.10 VOTING BY VOICE OR BALLOT

     Elections for Directors need not be by ballot unless a Shareholder demands election by ballot before the voting begins.

3.11 CONDUCT OF MEETINGS

     Meetings of the Shareholders shall be chaired by the President, or, in the President's absence, a Vice President designated by the President, or, in the absence of such designation, any other person chosen by a majority of the Shareholders of the Corporation present in person or by proxy and entitled to vote. The
Secretary of the Corporation, or, in the Secretary's absence, an Assistant Secretary, shall act as Secretary of all meetings of the Shareholders. In the absence of the Secretary or Assistant Secretary, the Chairman shall appoint another person to act as Secretary of the meeting.

3.12      ANNUAL MEETINGS

     The time, place, and date of the annual
meeting of the Shareholders of the Corporation, for the purpose of electing Directors and for the transaction of any other business as may come before the meeting, shall be set from time to time by a majority vote of the Board of Directors. If the day fixed for the annual meeting shall be on a legal holiday in the State of Nevada, such meeting shall be held on the next succeeding business day.
If the election of Directors is not held on the day thus designated for any annual meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as possible.

3.13 FAILURE TO HOLD ANNUAL MEETING

     If, within any 13-month period, an annual
Shareholders' Meeting is not held, any Shareholder may apply to a court of competent jurisdiction in the county in










                         47
which the principal office of the Corporation is
located for a summary order that an annual meeting
be held.

3.14 SPECIAL MEETINGS

     A special Shareholders' meeting may be called at any time by. (a) the President; (b) the Board of Directors; or (c) one or more Shareholders holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting. Such meeting may be called for any purpose. The party calling the meeting may do so only by written request sent by registered mail or delivered in person to the President or Secretary. The officer receiving the written request shall within ten
(10) days from the date of its receipt cause notice of the meeting to be sent to all the Shareholders entitled to vote at such a meeting.
If the officer does not give notice of the meeting within ten (10) days after the date of receipt of the written request, the person or persons calling the meeting may fix the time of the meeting and give the notice. The notice shall be sent pursuant to Section 3.04 of these Bylaws. The notice of a special Shareholders' meeting must state the purpose or purposes of the meeting and, absent consent of every Shareholder to the specific action taken, shall be limited to purposes plainly stated in the notice, notwithstanding other provisions herein.


               ARTICLE FOUR-OFFICERS

4.01 TITLE AND APPOINTMENT

     The officers of the Corporation shall be a President and a Secretary, as required by law. The
Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries, and one or more
Assistant Treasurers. Any two or more offices, including President and Secretary, may be held by one person. All officers shall be elected by and hold office at the pleasure of the Board of Directors, which shall fix the compensation and tenure of all officers.

     4.01(a)   CHAIRMAN OF THE BOARD

     The Chairman, if there shall be such an
officer, shall, if present, preside at the meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to the Chairman by the Board of Directors or prescribed by these Bylaws.

               4.01(b)   PRESIDENT

     Subject to such supervisory powers, if any, as may be given to the Chairman, if there is one, by the Board of Directors, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the Corporation.






                         48
The President shall have the general powers and
duties of management usually vested in the office
of President of a corporation; shall have such
other powers and duties as may be prescribed by
the Board of Directors or the Bylaws; and shall be
ex officio a member of all standing committees,
including the executive committee, if any. In
addition, the President shall preside at all
meetings of the Shareholders and in the absence of
the Chairman, or if there is no Chairman, at all
meetings of the Board of
Directors.

     4.01(c)   VICE PRESIDENT

     Any Vice President shall have such powers and perform such duties as from time to time may be prescribed by these Bylaws, by the Board of Directors, or by the President. In the absence or disability of the President, the senior or duly appointed Vice President, if any, shall perform all the duties of the President, pending action by the Board of Directors when so acting, such Vice
President shall have all the powers of, and be subject to all the restrictions on, the President.

               4.01(d)   SECRETARY

     The Secretary shall:

          (1)  See that all notices are duly given
          in accordance with the provisions of
          these Bylaws and as required by law. In
          case of the absence or disability of the Secretary. or the Secretary's refusal or neglect to act, notice may be given and served by an Assistant Secretary or by the Chairman, the President, any Vice
          President, or by the Board of Directors.

          (2)  Keep the minutes of corporate
          meetings, and the Corporate Record Book, as set out in Section 7.01 hereof.

          (3)  Maintain, in the Corporate Record
          Book, a record of all share certificates issued or canceled and all shares of the Corporation canceled or transferred.

          (4)  Be custodian of the Corporation's
          records and of any seal which the
          Corporation may from time to time adopt.
          When the Corporation exercises its right to use a seal, the Secretary shall see that the seal is embossed on all share certificates prior to their issuance and on all documents authorized to be executed under seal in accordance with the provisions of these Bylaws.

          (5)  In general, perform all duties
          incident to the office of Secretary, and such other duties as from time to time may be required by Sections 7.01, 7.02, and 7.03 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.






                         49
               4.01(e)   TREASURER

     The Treasurer shall:

          (1)  Have charge and custody of, and be
          responsible for, all funds and
          securities of the Corporation, and
          deposit all funds in the name of the
          Corporation in those banks, trust
          companies, or other depositories that
          shall be selected by the Board of
          Directors.

          (2)  Receive, and give receipt for,
          monies due and payable to the
               Corporation.

          (3)  Disburse or cause to be disbursed
          the funds of the Corporation as may be
          directed by the Board of Directors,
          taking proper vouchers for those
          disbursements.

          (4)  If required by the Board of
          Directors or the President, give to the
          Corporation a bond to assure the
          faithful performance of the duties of
          the Treasurer's office and the
          restoration to the Corporation of all
          corporate books, papers, vouchers,
          money, and other property of whatever
          kind in the Treasurer's possession or
          control, in case of the Treasurer's
          death, resignation, retirement, or
          removal from office. Any such bond shall be in a sum satisfactory to the Board of Directors, with one or more sureties or a surety company satisfactory to the Board of Directors.

          (5)  In general, perform all the duties
          incident to the office of Treasurer and
          such other duties as from time to time
          may be assigned to the Treasurer by
          Sections 7.04 and 7.05 of these Bylaws,
          by these Bylaws generally, by the Board
          of Directors, or by the President.


                    4.01(f)        ASSISTANT
                    SECRETARY AND ASSISTANT
                    TREASURER

     The Assistant Secretary or Assistant
Treasurer shall have such powers and perform such duties as the Secretary or Treasurer, respectively, or as the Board of Directors or President may prescribe. In case of the absence of the Secretary or Treasurer, the senior Assistant Secretary or Assistant
Treasurer, respectively, may perform all of the functions of the Secretary or Treasurer.

4.02 REMOVAL AND RESIGNATION

     Any officer may be removed, either with or without cause, by vote of a majority of the Directors at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any committee or officer upon whom that power of removal may be conferred by the Board of Directors. Such removal shall be without prejudice to the contract rights, if any, of the person removed. Any officer may resign at any time by giving written notice to the Board of Directors, the President, or the Secretary of the Corporation. Any resignation shall


                         50
take effect on the date of the receipt of that
notice or at any later time specified therein,
and, unless otherwise specified therein, the
acceptance of that resignation shall not be
necessary to make it effective.

4.03 VACANCIES

     Upon the occasion of any vacancy occurring in any office of the Corporation, by reason of death, resignation, removal, or otherwise, the Board of Directors may elect an acting successor to hold office for the unexpired term or until a permanent successor is elected.

4.04 COMPENSATION

     The compensation of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving a salary by reason of the fact that the officer is also a Shareholder or a Director of the Corporation, or both.


   ARTICLE FIVE-AUTHORITY TO EXECUTE INSTRUMENTS

5.01 NO AUTHORITY ABSENT SPECIFIC AUTHORIZATION

     These Bylaws provide certain authority for the execution of instruments. The Board of Directors, except as otherwise provided in these Bylaws, may additionally authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances. Unless expressly authorized by these Bylaws or the Board of Directors, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement nor to pledge its credit nor to render it pecuniarily liable for any purpose or in any amount.

5.02 EXECUTION OF CERTAIN INSTRUMENTS

     Formal contracts of the Corporation,
promissory notes, deeds, deeds of trust, mortgages, pledges, and other evidences of indebtedness of the Corporation, other corporate documents, and certificates of ownership of liquid assets held by the Corporation shall be signed or endorsed by the President or any Vice President and by the Secretary or the Treasurer, unless otherwise specifically determined by the Board of Directors or otherwise required by law.








                        51





    ARTICLE SIX-ISSUANCE AND TRANSFER OF SHARES

6.01 CLASSES AND SERIES OF SHARES

     The Corporation may issue one or more classes or series of shares, or both. Any of these classes or series may have full, limited, or no voting rights, and may have such other preferences, rights, privileges, and restrictions as are stated or authorized in the Articles of Incorporation.
All shares of any one class shall have the same voting, conversion, redemption, and other rights, preferences, privileges, and restrictions, unless the class is divided into series. If a class is divided into series, all the shares of any one series shall have the same voting, conversion, redemption, and other. rights, preferences, privileges, and restrictions. There shall always be a class or series of shares outstanding that has complete voting rights except as limited or restricted by voting rights conferred on some other class or series of outstanding shares.

6.02 CERTIFICATES FOR FULLY PAID SHARES

     Neither shares nor certificates representing shares may be issued by the Corporation until the full amount of the consideration has been received. When the consideration has been paid to the Corporation, the shares shall be deemed to have been issued and the certificate representing the shares shall be issued to the shareholder.

6.03 CONSIDERATION FOR SHARES

     Shares may be issued for such consideration as may be fixed from time to time by the Board of Directors, but not less than the par value stated in the Articles of Incorporation. The consideration paid for the issuance of shares shall consist of money paid, labor done, or property actually received, and neither promissory notes nor the promise of future services shall constitute payment nor partial payment for shares of the Corporation.

6.04 REPLACEMENT OF CERTIFICATES

     No replacement share certificate shall be issued until the former certificate for the shares represented thereby shall have been surrendered and canceled, except that replacements for lost or destroyed certificates may be issued, upon such terms, conditions, and guarantees as the Board may see fit to impose, including the filing of sufficient indemnity.

6.05 SIGNING CERTIFICATES-FACSIMILE SIGNATURES

     All share certificates shall be signed by the officer(s) designated by the Board of Directors.
The signatures of the foregoing officers may be facsimiles. If the









                         52
officer who has signed or whose facsimile
signature has been placed on the certificate has
ceased to be such officer before the certificate
issued, the certificate may be issued by the
Corporation with the same effect as if he or she
were such officer on the date of its issuance.

6.06 TRANSFER AGENTS AND REGISTRARS

     The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate. Each registrar appointed, if any, shall be an incorporated bank or trust company, either domestic or foreign.

6.07 CONDITIONS OF TRANSFER

     The party in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof as regards the Corporation, provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, and prior written notice thereof shall be given to the Secretary of the Corporation, or to its transfer agent, if any, such fact shall be stated in the entry of the transfer.

6.08 REASONABLE DOUBTS AS TO RIGHT TO TRANSFER

     When a transfer of shares is requested and there is reasonable doubt as to the right of the person seeking the transfer, the Corporation or its transfer agent, before recording the transfer of the shares on its books or issuing any certificate therefor, may require from the person seeking the transfer reasonable proof of that person's right to the transfer. If there remains a reasonable doubt of the right to the transfer, the Corporation may refuse a transfer unless the person gives adequate security or a bond of indemnity executed by a corporate surety or by two individual sureties satisfactory to the
Corporation as to form, amount, and responsibility of sureties. The bond shall be conditioned to protect the Corporation, its officers, transfer agents, and registrars, or any of them, against any loss, damage, expense, or other liability for the transfer or the issuance of a new certificate for shares.


ARTICLE SEVEN-CORPORATE RECORDS AND ADMINISTRATION

7.01 MINUTES OF CORPORATE MEETINGS

     The Corporation shall keep at the principal office, or such other place as the Board of Directors may order, a book recording the minutes of all meetings of its Shareholders and Directors, with the time and place of each meeting, whether such meeting was regular or special, a copy of the notice given of such meeting, or of the








                         53
written waiver thereof, and, if it is a special
meeting, how the meeting was authorized. The
record book shall further show the number of
shares present or represented at Shareholders
meetings, and the names of those present and the
proceedings of all meetings.

7.02 SHARE REGISTER

     The Corporation shall keep at the principal office, or at the office of the transfer agent, a share register showing the names of the Shareholders, their addresses, the number and class of shares issued to each, the number and date of issuance of each certificate issued for such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The above information may be kept on an information storage device such as a computer, provided that the device is capable of reproducing the information in clearly legible form. If the Corporation is taxed under Internal Revenue Code Section 1244 or
Subchapter S, the Officer issuing shares shall maintain the appropriate requirements regarding issuance.

7.03 CORPORATE SEAL

     The Board of Directors may at any time adopt, prescribe the use of, or discontinue the use of, such corporate seal as it deems desirable, and the appropriate officers shall cause such seal to be affixed to such certificates and documents as the Board of Directors may direct.

7.04 BOOKS OF ACCOUNT

     The Corporation shall maintain correct and adequate accounts of its properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. The corporate bookkeeping procedures shall conform to accepted accounting practices for the Corporation's business or businesses. Subject to the foregoing, the chart of financial accounts shall be taken from, and designed to facilitate preparation of, current corporate tax returns. Any surplus, including earned surplus, paid-in surplus, and surplus arising from a reduction of stated capital, shall be classed by source and shown in a separate account. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter
S, the officers and agents maintaining the books of account shall maintain the appropriate requirements.

7.05 INSPECTION OF CORPORATE RECORDS

     A Director or Shareholder demanding to
examine the Corporation's books or records may be required to first sign an affidavit that the demanding party will not directly or indirectly participate in reselling the information and will keep it









                         54
confidential other than in use for proper purposes
reasonably related to the Director's or
Shareholder's role. A Director who insists on
examining the records while refusing to sign this
affidavit thereby resigns as a Director.

7.06 FISCAL YEAR

     The fiscal year of the Corporation shall be as determined by the Board of Directors and approved by the Internal Revenue
Service. The Treasurer shall forthwith arrange a consultation with the Corporation's tax advisers to determine whether the Corporation is to have a fiscal year other than the calendar year. If so, the Treasurer shall file an election with the Internal Revenue Service as early as possible, and all correspondence with the IRS, including the application for the Corporation's Employer
Identification Number, shall reflect such non-calendar year election.


7.07 WAIVER OF NOTICE

     Any notice required by law or by these Bylaws may be waived by execution of a written waiver of notice executed by the person entitled to the notice. The waiver may be signed before or after the meeting.


      ARTICLE VIII-ADOPTION OF INITIAL BYLAWS

     The foregoing bylaws were adopted by the Board of Directors on August 20, 1999.

                 /s/ J. P. Beehner
                     J.P. Beehner

                /s/Dorothy A. Mortenson
                   Dorothy A. Mortenson


Attested to, and certified by:

                                [C/S]
/s/ Dorothy A. Mortenson
Secretary













                         55

Exhibit  4.0





           NUMBER                        SHARES
      _*****_                           **********

                            Peru Partners Ltd.
                25,000,000 Shares Authorized, Par Value $0.001
              Incorporated under the Laws of the State of Nevada




This certifies
that_____SPECIMAN______________________________is the registered holder of_____************************__________shares of the above Corporation, fully paid and non- assessable and transferrable only on the books of the corporation by the holder hereof in person or by Attorney upon surrender of this certificate properly endorsed.


In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunder affixed this*********day of********A.D.****

By:  /s/ J.P.Beehner                   By:  /s/ Dorothy Mortenson
___________________________            _________________________
         J.P. Beehner                           Dorothy Mortenson
             President                          Secretary



                Peru Partners Ltd.


                    Nevada Seal











                        56



Exhibit 10.1


                        LICENSE AGREEMENT

THIS LICENSE AGREEMENT ("Agreement") is made and effective as of
February 14, 2000 by and between David R.
Mortenson & Associates, a
Texas general partnership ("DRM"), and Peru
Partners Ltd., a Nevada
corporation ("Licensee"), with reference to the following facts:

A. On August 21, 1999, DRM and Licensee entered into an agreement granting Licensee certain rights for the use of DRM's oxygen-enriched water product(the "Water Rights"). In consideration therefor, Licensee issued DRM
     2,000,000 shares of Licensee's common stock
     (the Shares"). Subsequent to the grant of the Water Rights, the underlying contract granting DRM the rights to the technology to produce the oxygen-enriched water came into dispute. In order to enable Licensee to conduct a business and to preserve the value of the Shares, DRM desires to grant additional rights to Licensee which are not in dispute.

B. DRM is the holder of certain rights to an Internet marketing system for vitamins, minerals, nutritional supplements, and other health and fitness products (the "Products") pursuant to an agreement between
     Vitamineralherb.com Corp. ("Vita"), a Nevada corporation, appended hereto as Exhibit C, which rights include the right to grant licenses for use of the system in various territories.

C. Licensee desires to market the Products to medical professionals, alternative health professionals, martial arts studios and instructors, sports and fitness trainers, other health and fitness practitioners, school and other fund raising programs and other similar types of customers
     ("Customer(s)") in the Territory, as
     hereinafter defined. Customers will be able to buy the Products on a continuing basis through Vita's Web Site.

NOW THEREFORE, in consideration of the mutual promises, warranties and covenants herein contained, the parties hereby agree as follows:

1. Scope of Agreement. This Agreement shall govern all Products sold through Vita's Web Site to Customer(s).
     Exhibit A contains detailed information
     regarding specifications, quality control, pricing and other terms relating to the Product(s) to be ordered through Vita's Web
     Site. The parties agree that Exhibit A will be amended to include similar information with respect to any future orders of the same
     Product or any future Product ordered through Vita by DRM, Licensee, or Customers. Pricing may be amended from time to time on the Web
     Site. The price posted on the Web Site at the time of order shall prevail. IN THE EVENT OF
     ANY CONFLICT BETWEEN THE TERMS OF THIS
     AGREEMENT AND ANY PURCHASE ORDER SUBMITTED BY
     CUSTOMER, THE TERMS OF THIS AGREEMENT WILL
     CONTROL.


LICENSE AGREEMENT                            Page
1 of 12
                         57
2.   Grant of License Territory. Territory shall
     be the City of New York and State of New York
     lying south of US Highway 287, excluding the
     five boroughs of New York City. DRM grants to
     Licensee the exclusive rights to market the
     Products in the Territory through the Web
     Site.

3.   Manufacture of Products. All Products
     marketed through Vita's Web Site shall be manufactured, packaged, prepared, and shipped in accordance with the specifications and requirements described on Exhibit A hereto as it may be modified from time to time. Quality control standards relating to the Product's weight, color, consistency, micro-biological content, labeling and packaging are also set forth on Exhibit A. In the event that Exhibit
     A is incomplete, Products shall be
     manufactured and shipped in accordance with industry standards.

4. Labeling Packaging. Products shall be labeled with Standard Labels, except for Private
     Label Products, as described herein.
     Standard labels shall contain all information necessary to conform to regulatory and industry requirements.

5.   Private Label Products. Vitamins, minerals,
     herbs, and nutritional supplement products
     may be available for sale with   labels
     customized for the Customer ("Private Label
     Products"). DRM shall cause supplier to affix
     to Private Label Products labels furnished by
     Customer which are consistent with supplier's
     labeling equipment and meet all federal
     and/or state labeling requirements for the
     Product(s) ordered. Pricing for Private Label
     Products shall be as determined by supplier
     and posted on the Web Site by Vita, and the
     price posted on the Web Site at time of
     order.

6. Shipping. Shipping shall be by UPS ground unless Customer requests and pays for overnight shipping by UPS. Vita will post shipping and handling fees for overnight shipping on the Web Site. The price shall be the price posted on the Web Site at the time of order. All orders from supplier's stock shall be shipped within seventy-two (72) hours of receipt of the order. Items not in stock (back orders) shall be shipped on a timely basis, but not later than four to six weeks from time of order.

7. Products and Pricing. The initial pricing for the Product(s) is set forth on Exhibit A. The price at time of purchase may be amended from time to time, and such amendments will be posted on the Web Site. The price posted at the time of order shall obtain. Terms are payment by credit card or electronic funds transfer at time of purchase.

8. Minimum Order Quantities for Vitamin Mineral and/or Nutritional Supplements. The minimum order quantity is 100 bottles per formulation for standard Products. Customer Formulas, as defined herein, shall have minimum order quantities of 5,000 units.







LICENSE AGREEMENT                            Page
2 of 12
                         58
9.   Web Site Maintenance Fees. Vita shall
     maintain Vita's Web Site (the "Web   Site").
     The Web Site shall post current prices for
     all Products. Customers will be able to
     obtain unique identification codes
     ("Userid(s)") and select passwords on the Web
     Site. Vita shall maintain the Web Site in a
     manner that ensures secure Internet financial
     transactions. Licensee shall pay Vita a
     maintenance fee of $500 yearly, beginning on
     the anniversary date of this Agreement, for
     maintenance of the Web Site.

10.         Orders. All Products shall be ordered
     through the Web Site. In jurisdictions in which sales tax would be collected on retail sales of the Products, Licensee shall ensure that each Customer provides a sales tax ID number for exemption from sales tax. Licensee shall assist its Customer to register on the Web Site. Each Customer shall be issued a Userid and shall select a password upon registration. Upon ordering, Customer must pay for Product by credit card, debit card, or by electronic funds transfer ("e-check") and all funds will be remitted to Vita. Upon receipt of order, Vita will e-mail the supplier to purchase the Product(s) ordered.
     Supplier will drop-ship the order directly to the Customer in accordance with Section 7, "Shipping."

11.  Override; Payment to Licensee. Licensee
     agrees that Vita shall retain a 10 override on gross sales made through the Web site by Licensee. Vita agrees to pay supplier for the Product purchased upon receipt of cleared funds. Vita will retain its override and will remit the balance to Licensee by the tenth day of the month following sales. Vita further agrees to provide Licensee with a Monthly Sales Report of all sales made by Licensee through the Web Site detailing the purchases from each Customer. Vita will e-mail the Monthly Sales Report to Licensee by the tenth day of the month following such sales.

12. Warranties and Indemnification. DRM warrants that all Products, including Joint Formula
     Products but not including Customer Formula
     Products, shall be fit for the purpose for which produced and shall be in full and complete compliance with all local, state, and federal laws applicable thereto. DRM warrants that all Custom Products shall be manufactured in accordance with Customer's specifications. DRM warrants that all non-
     Private Label Products shall be correctly and accurately described on each label affixed thereto, and that all labeling affixed thereto shall be in full and complete compliance with all local, state, and federal laws applicable thereto. DRM warrants, covenants and certifies that its supplier(s)' manufacturing facilities comply with applicable federal, state, city, county, and municipal laws, rules, regulations, ordinances, and codes in all material respects. DRM hereby agrees to indemnify, hold harmless and defend Licensee, its Customers, Buyers, affiliates, directors,










LICENSE AGREEMENT                            Page
3 of 12
                         59
     officers, agents and representatives from and
     against any loss, claim, and expense
     (including attorneys fees and costs, and
     costs of a recall of Product) incurred or
     suffered as a consequence of DRM's breach of
     its product warranties as set forth herein.

13.  Nature of Relationship.

    (a) This Agreement does not constitute nor empower the Licensee as the agent or legal representative of DRM for any purpose whatsoever. Licensee is and will continue to be an independent contractor.

    (b) The arrangement created by this Agreement is not, and is not intended to be, a franchise or business opportunity under the United States'
      Federal Trade Commission Rule: Disclosure
      Requirements and Prohibitions Concerning
      Franchising and Business Opportunity Ventures and is not a franchise, business opportunity or seller assisted marketing plan or similar arrangement under any other federal, state, local or foreign law, rule or regulation.

     (c)  Licensee is not prohibited by this
     Agreement from pursuing other business
     opportunities or other employment.

14.  Rights in Formulas.

     (a)  Customer Formulas. Any formula provided
     exclusively by Licensee's Customer shall be owned by Customer ("Customer Formula"), provided that such Customer Formula does not substantially duplicate an existing Vita formula. Vita agrees not to sell products to other customers using any Customer Formula during the period in which Customer is ordering products containing the formula and for so long as Customer continues to purchase products containing the Customer Formula.

     (b)  Joint Formulas. If Vita and Customer
     jointly create a formula ("Joint Formula"), such Joint Formula will be jointly owned by the parties. Vita agrees not to sell products to other customers using the Joint Formula during the period in which Customer is ordering products containing the Joint
     Formula from Vita without written permission from Customer. In the event that Customer fails to order a specific Joint Formula
     Product for a period of 3 months, Vita shall be free to sell products containing the Joint
     Formula to other customers.

  15.  Term of Agreement; Breach of Agreement. This
     Agreement shall continue for three (3) years, and shall be automatically renewed unless one of the parties provides ninety (90) days written notice of termination to the other party. Licensee may terminate this Agreement for any reason at any time upon ninety (90) days written notice to DRM.
     In the event of a material





  LICENSE AGREEMENT                       Page 4
  of 12
                      60


     breach of this Agreement, the non-breaching party may provide written notice of breach.
     Upon notice from the non-breaching party, the breaching party shall have fourteen (14) days to cure the breach, after which period, if not cured, the Agreement shall be automatically terminated. In no event shall Vita be required to accept or deliver Product under any purchase order if Vita has not received the outstanding balance due on any previous purchase order in a timely manner.
     Failure to so perform shall not be deemed a breach of this Agreement by Vita.

16. Override; Payment to Licensee. All purchases shall be made through the Web site, and payments shall be made by credit card or other approved method of payment, such as be electronic funds transfer or debit card.
     Licensee agrees that Vita shall retain a 10% override on all sales made through the Web
     Site by Licensee(s). Vita agrees to pay
     supplier for the Product purchased, retain
     Vita's override, and remit the balance to Licensee. Vita further agrees to provide
     Licensee with a Monthly Sales Report of all sales made by Licensee through the Web Site.
     Vita will deliver the printed breakdown by the tenth day of the month following such sales.

17. Trade Secrets. Vita and DRM and Licensee(s) are the owners of certain products, technology, information, customer lists, services, processes, financial information, pending or prospective transactions/proposals, operating and marketing plans and procedures, designs, product formulas, specifications, manufacturing methods, ideas, prototypes, software, patent, trademark and copyright applications or registrations and other similar data relating to each party's business which data is not publicly known and derives economic value from not being publicly known (collectively
     "Trade Secrets"). Each party agrees
     that it will not use or disclose to third parties any Trade Secret it receives from the other, except as may be contemplated by this Agreement. Each party agrees that it will take all reasonable precautions to assure that no Trade Secret is conveyed to any officer, employee, agent, manufacturer or other third party who does not have a need to know such Trade Secret. The obligations created by this Section 16 shall survive the termination of this Agreement or any business relationship between the parties. Any Trade
     Secret contained in any writing will be
     returned to the other party promptly upon written request, together with any reproductions thereof.

18.  Governing Law; Dispute Resolution. This
     Agreement shall be governed by Texas law in accordance with the Dispute Resolution
     Agreement attached hereto as Exhibit B.

19. Miscellaneous Provisions. This Agreement constitutes the entire Agreement between the parties and supersedes any prior or contemporaneous agreements, oral or written.
     This Agreement may only be amended by a
     writing signed by both parties. Any notice required or permitted to be given under this Agreement shall be in writing and sent by telecopy, personal delivery or certified mail, return receipt requested, as follows:

          If to Vitamineralherb.Com, Inc.:
Mr. J. P. Beehner

3030 FM 518 Apt 221

Pearland TX 77584-7817

LICENSE AGREEMENT                            Page
5 of 12
                         61

          If to David R. Mortenson & Associates:
Mr. David R. Mortenson

P.O. Box 5034

Alvin TX 77512-5034

          If to Licensee:
Peru Partners Ltd.

P.O. Box 5034

Alvin TX 77512-5034

      Notice shall be deemed effective upon
receipt if made by confirmed telecopy, personal delivery or 48 hours after deposit in the United
States mail with the required postage.


IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

Peru Partners Ltd.
A Nevada Corporation

By:  /s/ J.P. Beehner
            J.P. Beehner, President

David R. Mortenson & Associates
A Texas General Partnership


By:  /s/David R. Mortenson,
           David R. Mortenson, General Partner





















LICENSE AGREEMENT            Page 6 of 12
                        62

                     EXHIBIT A
              PRODUCT SPECIFICATIONS


     In the event of any inconsistency between the terms of Customer's purchase order and this Product Specification Sheet, this Sheet and the terms of the Manufacturing Agreement shall control.

Short Product Name:
_______________________________

Exact Product Ingredients and Percentages:





Other Product Specifications:

Color: ____________ Tablet Type:
______________Consistency:________________

Weight: ________ Bottle Size/Color:_______________
Bottle Count:_____________

Cotton Insert:________ Bottle Seal:________ Shrink
Wrap Neck Band:____________

Silicon Pack:_______________

Micro-biological content: Customer to specify any requirements; if none specified, product will be manufactured to industry standards.

Labels: Labels and/or boxes to be provided by Customer [identify any size] __________

Labels/Boxes to be Received by [date] ______ to ensure timely delivery

Master Pack/Wrapping/Palleting Requirements (if any):__________________________

Ship to
Address:__________________________________________
_______________

Order Quantity: (minimum 5,000 BOTTLES): ________

Price: _______________ FOB IFM's facility in San
Diego, CA.

Delivery Dates(s):
__________________________________________________
_

Terms of Sale: 50% with submission of purchase order; 50% due upon completion of







LICENSE AGREEMENT                 Page 7 of 12
                         63

manufacturing, unless otherwise specified
_________________________________

Purchase Order Number:_____________________

Date of Purchase Order:______________________


                     EXHIBIT B
           DISPUTE RESOLUTION AGREEMENT

     THIS DISPUTE RESOLUTION AGREEMENT ("Dispute
Resolution Agreement") is entered into and effective as of February 14, 2000 by and between David R. Mortenson & Associates, a Texas general partnership, and Peru Partners Ltd., a Nevada corporation.

1. INTENT OF PARTIES. The parties desire to establish a quick, final and binding out-of-court dispute resolution procedure to be followed in the unlikely event any dispute arising out of or related to the Manufacturing Agreement dated February 14,
     2000 between the parties ("Agreement"). As used in this Dispute Resolution Agreement, the term "dispute" is used in its broadest and most inclusive sense and shall include, without limitation, any disagreement, controversy, claim, or cause of action between the parties arising out of, related to, or involving the Agreement or the transactions evidenced by the Agreement
     (collectively "Dispute").

2. NEGOTIATION. It is the intent of the parties that any Dispute be resolved informally and promptly through good faith negotiation between the parties. Therefore, in the event of a Dispute between the parties, the following will apply

     A.   Correspondence. Either party may
     initiate negotiation proceedings by writing a certified or registered letter, return receipt requested, to the other party referencing this Dispute Resolution
     Agreement, setting forth the particulars of the Dispute, the term(s) of the Agreement involved and a suggested resolution of the problem. The recipient of the letter must respond within ten (10) days after its receipt of the letter with an explanation and response to the proposed solution.

     B.   Meeting. If correspondence does not
     resolve the Dispute, then the authors of the letters or their representatives shall meet on at least one occasion and attempt to resolve the matter. Such meeting shall occur not later than thirty (30) days from the parties' last correspondence. If the parties are unable to agree on the location of such a meeting, the meeting shall be held at DRM's offices. Should this meeting not produce a resolution of the matter, then either party may request mandatory mediation (as provided below) by written notice to the other party.







LICENSE AGREEMENT                      Page 8 of 12
                         64
3.        MEDIATION

     A.   Selection of Mediator. There shall be a
          single mediator. If the parties cannot
          agree upon an acceptable mediator within ten (10) days of termination of the negotiation, each party shall select one mediator from a list of not less than five (5) mediators provided by the other party. These two mediators shall select a third mediator who shall serve as the sole mediator.

     B.        Subject to the availability of the
          mediator, the mediation shall occur not
          more than thirty (30) days after the
          request for mediation. The mediation
          shall be held in Houston, Texas. The
          cost of mediation shall be borne equally by the parties. The mediation process shall continue until the Dispute (or any part thereof) is resolved or until such time as the mediator makes a finding that there is no possibility of resolution short of referring the parties to final and binding arbitration.

4.        FINAL AND BINDING ARBITRATION. Should
     any Dispute (or part thereof) remain between the parties after completion of the negotiation and mediation process set forth above, such Dispute shall be submitted to final and binding arbitration in Houston, Texas. The arbitration shall be governed by the laws of the State of Texas and the following provisions, which shall supersede the Texas rules of civil procedure in the event of any inconsistency:

     A.   Selection of Arbitrator(s). There shall
          be a single arbitrator, except in the
          case where the amount in dispute exceeds
          $100,000, in which case there shall be
          three arbitrators. If the parties cannot agree upon acceptable arbitrator(s) within ten (10) days of the termination of the mediation, each party shall select one arbitrator from a list of not less than five (5) arbitrators provided by the other party. These two arbitrators shall select a third arbitrator who shall serve as the sole arbitrator or the third arbitrator, as the case may be. The determination of a majority of the arbitrators or the sole arbitrator, as the case may be, shall be conclusive upon the parties and shall be non-appealable.

     B.        Discovery. No discovery shall be
          permitted, absent a showing of good
          cause. Any discovery request should be
          reviewed with the knowledge that this
          dispute resolution process was mutually agreed upon and bargained for by the parties with the intent to provide a cost-effective and timely method of resolving disputes. Any discovery granted by the arbitrator should be limited to that necessary to protect the minimum due process rights of the parties.








LICENSE AGREEMENT                Page 9 of 12
                         65

     C.        Equitable Remedies. Any party shall
          have the right to seek a temporary
          restraining order, preliminary or
          permanent injunction or writ of
          attachment, without waiving the
          negotiation, mediation and arbitration
          provision hereof.  Any other form of
          equitable or provisional relief and all
          substantive matters relating to the
          Dispute shall be determined solely by
          the arbitrator(s).

     D.        Attorney's Fees; Arbitration Costs.
          Each party may be represented by an
          attorney or other representative
          selected by the party. The costs of the
          arbitration shall be borne equally by
          the parties. Each party shall bear its
          own attorneys'/representatives' fees and costs; provided that if the arbitrator(s) find either party has acted in bad faith, the arbitrator(s) shall have discretion to award attorneys' fees to the other party.

     E.        Scope of Arbitration; Limitation on
          Powers of Arbitrator(s); Applicable Law.
          No party may raise new claims against
          the other party in the arbitration not
          raised in the mediation. The
          arbitrator(s) shall have the power to
          resolve all Disputes between the
          parties. The arbitrator(s) shall not
          have the power to award treble, punitive or exemplary damages and the parties hereby waive their right to receive treble, punitive or exemplary damages, to the extent permitted by law. The arbitrator(s) shall apply the law of the State of Texas, or federal law, in those instances in which federal law applies.

     F.   Designation of Witnesses/Exhibits;
          Duration of Arbitration Process; Written
          Decision. At least thirty (30) days
          before the arbitration is scheduled to
          commence, the parties shall exchange
          lists of witnesses and copies of all
          exhibits intended to be used in
          arbitration. The arbitration shall be
          completed within 90 days of the
          selection of the first arbitrator. The
          arbitrator(s) shall render a written
          decision, which contains findings of
          fact and conclusions of law, within 30
          days of the conclusion of the
          arbitration and shall specify a time
          within which the award shall be
          performed. Judgment upon the award may
          be entered in any court of competent
          jurisdiction.

5.        MISCELLANEOUS

     A.        Enforcement of
          Negotiation/Mediation Provisions. If a
          party demanding such compliance with
          this Agreement obtains a court order
          directing the other party to comply with this Dispute Resolution Agreement, the party demanding compliance shall be entitled to all of its reasonable
          Attorneys'








LICENSE AGREEMENT                     Page 10 of 12
                         66

          fees and costs in obtaining such order,
          regardless of which party ultimately
          prevails in the matter.

     B.       Severability. Should any portion of
          this Dispute Resolution Agreement be
          found to be invalid or unenforceable,
          such portion will be severed from this
          Dispute Resolution Agreement, and the
          remaining portions shall continue to be
          enforceable unless to do so would
          materially alter the effectiveness of
          this Dispute Resolution Agreement in
          achieving the stated intent of the
          parties.

     C.        Confidentiality. The parties agree
          that they will not disclose to any third party that (1) they are engaged in the dispute resolution process described herein, (2) the fact of, nature or amount of any compromise resulting herefrom, or (3) the fact of, nature or amount of any arbitration award. This confidentiality obligation shall not extend to the party's employees, spouses, accountant, bankers, attorneys or insurers or in the event that disclosure is otherwise required by law.

     D.        Time to Initiate Claims. An
          aggrieved party must mail and the other
          party must receive the correspondence
          which initiates negotiation proceedings
          in connection with a Dispute as
          specified in Paragraph 2 (A) (1) within
          one (1) year of the date the aggrieved
          party first has, or with the exercise of reasonable diligenc should have had, knowledge of the event(s) giving rise to the Dispute (the "One Year Statute of
          Limitations"). No Dispute may be raised
          under this Dispute Resolution Agreement
          after the expiration of the OneYear
          Statute of Limitations.

     E.    Entire Agreement. These dispute
          resolution provisions express the entire agreement of the parties and there are no other agreements, oral or written, concerning dispute resolution, except as provided herein. Any ambiguity in the provisions hereof shall not be construed against the drafter. This Dispute
          Resolution Agreement may only be
          modified in a writing signed by both
          parties.

     F.        Successors. This Dispute Resolution
          Agreement is binding upon and inures to
          the benefit of the parties, their
          agents, heirs, assigns, successors-in-
          interest, and any person, firm or
          organization acting for or through them.

     G.        Venue and Jurisdiction. Venue and
          exclusive jurisdiction for any action
          arising out of or related to this
          Dispute Resolution Agreement (including, but not limited to, equitable actions contemplated by Section 4 (C) and actions brought to enforce or interpret this Dispute Resolution Agreement) shall be in the state courts for the County of Harris, Texas, or the federal






LICENSE AGREEMENT                    Page 11 of 12
                         67
          court for the Southern District of
          Texas.

     H.        Notice. Any notice or communication
          required to be given hereunder shall be
          in writing and shall be mailed via the
          United States Postal Service by
          Certified Mail or Registered Mail,
          Return Receipt Requested, or by Federal
          Express or other overnight courier which can document delivery, to the address of the party to be served as shown below
          (or such other address as the party
          shall from time to time notify. Such
          notice shall be deemed to have been
          served at the time when the same is
          received by the party being served.

          David R. Mortenson & Assoc.:
David R. Mortenson Gen. Partner
        P.O.Box 5034
        Alvin TX 77512-5034
        Fax: 281-388-1047
        Phone: 281-331-5580

        Peru Partners Ltd.:
J. P. Beehner, President
        3030 FM 518 Apt 221
        Pearland, TX 77584-7817
        Fax: 281-331-9442
        Phone: 713-436-2787

     I.       Acknowledgment of Legal Effect of
          this Dispute Resolution Agreement. By
          signing this Dispute Resolution
          Agreement, the parties acknowledge that
          they are giving up any rights they may
          possess to have Disputes litigated in a
          court and are hereby waiving the right
          to a trial by jury. The parties further
          acknowledge that they are agreeing to a
          one year statute of limitations
          regarding all Disputes and that they are giving up their judicial rights to discovery and to appeal, unless such rights are specifically set forth above.
          The parties acknowledge that if they
          refuse to submit to the provisions of
          this Dispute Resolution Agreement they
          may be compelled to do so. The parties
          acknowledge that they have had the
          opportunity to consult counsel regarding the meaning and legal effect of this Dispute Resolution Agreement and enter into it knowingly and voluntarily.


     IN WITNESS WHEREOF, the parties have entered into this Dispute Resolution Agreement as of the date first above written.

Peru Partners Ltd.                 David R. Mortenson & Associates
A Nevada Corporation               a Texas General Partnership


By: /s/ J.P. Beehner          By: /s/ David R. Mortenson
     J. P. Beehner, President           David R.Mortenson,
                                        General Partner



LICENSE AGREEMENT                       Page 12 of 12

                              68
EXHIBIT 23.1        CONSENT OF INDEPENDENT
AUDITORS



I consent to the reference to my firm under the captions "Accountants On Accounting and Financial
Disclosure" and to the use of my report dated May
17, 2001 in the Registration Statement of Form
10SB and related Prospectus of Peru Partners Ltd., for the registration of shares of its common stock.



May 17, 2001


By: /s/ Ron Lambrecht
       Ron Lambrecht C.P.A., LLC
       Certified Public Accountant
       Kalispell, Montana

















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